more

Rogers Wireless Communications Inc.
2003 Annual Report

ROGERS™
WIRELESS

more

Rogers Wireless has deployed Canada's largest integrated wireless voice and data network utilizing GSM/GPRS technology – the world standard for wireless communications. Our industry-leading networks span from coast to coast and reach 93% of the Canadian population with advanced wireless voice and data solutions.

At Rogers Wireless, we have made innovation and respect our core focus. We provide innovative wireless communications solutions that fulfill our customers' needs and exceed their expectations. This focus sets the stage for long-term profitable growth for our shareholders.

We connect our more than 4 million customers to the things and places that matter most – locally, nationally and globally – and provide them with access to the most advanced wireless communications technologies.

This is Rogers Wireless. This is your world, right now.



JENNIFER
NEEDS

> To call her boyfriend from the mall

> Fun and entertainment in the palm of her hand

> To get information on the latest and greatest wireless devices

> To know: "Should I buy this outfit?"

> To set a friend up with a cute guy at school

> To make her wireless phone as unique as she is

> Some dance music to groove to

ROGERS WIRELESS
SOLUTIONS

> Downloads Java games onto cell phone

> Visits a Rogers Wireless retail location or rogers.com

> Selects from thousands of downloadable ring tunes and graphics

> Brokers a first date using text messaging

> Relies on Rogers Wireless network coverage

> Chooses a wireless device with integrated MP3 player

> Snaps picture at store with phone and e-mails to friends

more fun

Rogers Wireless is the wireless brand of choice for youth and young adults in Canada. These customers are the fastest-growing market segment and are both early adopters and key influencers of purchase decisions in the household. Rogers Wireless leads the market in developing targeted offers for these important, high revenue-generating customers that resonate soundly with their lifestyle.

Rogers Wireless appeals to youth and young adults with the widest selection of cool and innovative wireless devices and applications: flip and bar phones, phones with colour screens and digital cameras, phones for gaming and even phones with integrated MP3 players. And we offer all of our phones and services on a flexible selection of both pre- and postpaid pricing options to suit the varying needs of this customer segment.

Self expression

Through "navigate", Rogers Wireless' customizable mobile Internet home page, we provide youth and young adults with a personalized Internet gateway to an exciting choice of mobile Internet services: the latest ring tunes, games, messaging options, on-demand information and more.

Text and instant messaging revolution

All of Rogers Wireless' customers enjoy an extensive array of text messaging enabled devices, wireless access to leading instant messaging services, and youth-oriented promotions that enable participation in TV and radio voting, contests and other interactive campaigns. From Canadian Idol and Star Academie, to TXT2WIN – Canada's largest text messaging gaming championship – to promotions with leading artists such as Shaggy, Ashanti and Nickelback, Rogers Wireless enables customers to do more of what matters to them.






TLKN TXT
2DAY.
ITS EZ!

more solutions

Rogers Wireless understands business in Canada. We share the entrepreneurial spirit, we recognize the unique challenges and we provide customized wireless solutions that increase productivity and profitability for businesses of all sizes.

We provide our customers with access to the world's leading wireless data solutions to truly mobilize the desktop and provide the ability to be productive where they are, not just where they work. The combination of our early leadership in the wireless data space with our global standard GSM/GPRS network means that Rogers Wireless brings new wireless data solutions and devices to the Canadian market first, assuring business customers of leading-edge solutions not available from other wireless providers.

Solutions innovators

We offer flexible pricing packages such as our Business Pooling Plan that enables multiple users in a company to share a single pool of minutes on one bill, and our Self-Adjusting Plan, which automatically adjusts per minute pricing up or down to meet the fluctuating needs of any business. And we lead the market in delivering wireless business solutions for field service, asset tracking and sales force automation.

Network leadership

Rogers Wireless operates Canada's largest integrated wireless voice and data network using GSM/GPRS – the world standard technology for wireless communications services. Rogers Wireless offers customers quality, seamless coverage wherever they travel – in Canada, North America and around the world.

Access to advanced technologies

Rogers Wireless began a trial of next generation wireless data technology called EDGE (Enhanced Data Rates for Global Evolution) in late 2003 in the Vancouver area and will roll this technology out across all markets in 2004. EDGE provides wireless data speeds that are more than three times higher than those available today.

Rogers Wireless provides businesses in Canada with the competitive edge, right now.








ERIC NEEDS

- > Immediate access to home and work e-mail
- > "And the fish I caught was *this big*!"
- > Wireless coverage on trip to Europe
- > Wireless access to desktop files and applications
- > Latest news and stock price quotes wirelessly
- > Ability to use multiple devices with same number
- > Help scheduling busy work week

ROGERS WIRELESS SOLUTIONS

- > Snaps photo with Rogers Wireless camera phone
- > Uses a BlackBerry from Rogers Wireless
- > Relies on Enhanced Wireless Desktop from Rogers Wireless
- > Uses BlackBerry to wirelessly synchronize calendar and task list
- > Roams globally with Rogers Wireless GSM phone
- > Swaps SIM card with contacts between devices
- > Bookmarks favourite sites on cell phone browser



THE LEE FAMILY NEEDS

- Wireless coverage at work, home and play
- To add voicemail to Mom's wireless account
- Frequent calls between family members
- Traffic updates during drive home
- Wireless phones for the whole family
- Peace-of-mind while in car
- "One more thing I was supposed to get at the store"

ROGERS SOLUTIONS

- Logs on to rogers.com day or night
- Uses Calling Circles for calls between family
- Enjoys Canada's largest wireless network
- Text messages Dad to stop on way home
- Takes VoiceCommand and Auto Roadside assistance
- Bookmarks favourite Web sites for quick updates
- Chooses Family Plan from Rogers Wireless

more value

Rogers Wireless offers customer-focused, value-driven solutions to help customers do more of what matters most to them.

Family Plan from Rogers Wireless provides an innovative and value-oriented way for up to five members of a family to share one price plan and one bucket of minutes with either unlimited evenings or unlimited evenings and weekends, all on one bill. Customers who choose Family Plan from Rogers Wireless also benefit from Calling Circles – a unique option that provides local calling between Family Plan members.

You are unique

Each family member has unique needs and Rogers Wireless provides each one with the ability to choose the wireless device, plan and enhanced services that best meet those needs at a price they can afford. Wireless phones with an integrated camera or an MP3 player can each be personalized with Essential Services such as voicemail and call display for a parent, or ring tunes and messaging options for the kids. Whether traveling across Canada, North America or around the world, Rogers Wireless has the network and roaming agreements that enable families to stay connected, wherever they are.

Our 24-hour-a-day, 7-day-a-week shopping at rogers.com, the availability of our self-directed customer service and our extensive network of over 7,000 points of distribution enable our customers to purchase wireless devices and features or make changes to their accounts at their convenience.

At Rogers Wireless, our customers enjoy value for their money, flexibility and personalized communications solutions, right now.


ROGERS

more innovation



Rogers Wireless is Canada's wireless network leader, proudly operating Canada's largest integrated wireless voice and data network and utilizing GSM/GPRS technology. Our networks span from coast to coast and reach 93% of the Canadian population. We recently completed the deployment of GSM/GPRS coverage at 850 MHz, which enhances our original 1900 MHz deployment with improved in-building and fringe area coverage.

GSM/GPRS is the world standard technology for wireless communications – used today by nearly 1 billion subscribers in more than 73% of the markets around the globe. More manufacturers build wireless devices for GSM than for any other technology, so Rogers Wireless customers have access to more devices, more quickly than those on other technologies. And more of the world's wireless markets use GSM than any other technology, so our customers can travel easily, with one wireless device, in almost every country around the world.

Rogers Wireless invests significantly each year to maintain and enhance our network leadership in Canada. The deployment of EDGE technology to provide next generation wireless data capabilities is just another example of the way that Rogers Wireless remains at the forefront of developments in the wireless industry, right now.

more connection with our communities



Rogers Wireless and its employees play an active role in the communities in which they live and work across Canada.

Rogers Wireless supports the B.C. Children's Hospital, is a sponsor of Greyhound Canada's "Travel is Educational, Too!" program in Alberta and is the platinum presenting sponsor of the annual awards dinner for the Woman Entrepreneur of the Year award in Manitoba.

In Ontario, Rogers Wireless, together with Ericsson Canada and the Government of Ontario, jointly supply SupportLink with wireless phones to victims of domestic violence, abuse and stalking. In Quebec, we support Nez Rouge, a program dedicated to the fight against impaired driving, and in the Atlantic Region, Rogers Wireless is the title sponsor of the Diamonds in the Rough Golf Tournament, which raises funds for the IWK Grace Health Centre Foundation program.

Rogers Wireless works to encourage the safe use of Rogers Wireless devices by our customers.

For more complete details of Rogers' community support, corporate donations and sponsorship activities, please visit the About Rogers section of the rogers.com Web site.

more growth



Nadir H. Mohamed
PRESIDENT AND CHIEF EXECUTIVE OFFICER
ROGERS WIRELESS COMMUNICATIONS INC.

To our shareholders

Throughout 2003, we remained steadfast in our commitment to profitable growth and a disciplined approach to the market, while leveraging the strength of our global standard GSM network to again lead the Canadian wireless marketplace in the introduction of innovative voice and data offerings that help people to communicate better and more conveniently. The results of the focused, dedicated work of the Rogers Wireless team were apparent as we over-delivered on essentially all of our commitments, achieving record financial results and positioning the business well for continued and profitable growth.

More growth

This was a year when essentially all of our key business metrics were moving in the right direction – wireless voice and data subscribers up 11% to 3.8 million, network revenue up 16%, postpaid average revenue per user ("ARPU") up 2.9%, postpaid churn down to 1.88%, operating profit up 39%, operating margins up 570 basis points, and capital spending down 27%.

The 16% growth in network revenue was driven by a clear focus on the acquisition of higher-value postpaid subscribers combined with targeted programs around the retention and sale of additional services to our existing customers. Our success is clear and is evident in the double-digit increase in subscribers, in the higher levels of postpaid net additions, in the lower levels of churn and in the rising ARPU.

Our existing customers will always be our most valuable asset and we concentrate diligently on developing lasting relationships and enhancing the customer experience with Rogers Wireless. While we have more work to do in this area, the principles that guide us are sound, the objectives are clear and the priorities have been set.

More data and devices

The promise of wireless data has long been held out by the industry as a significant source of future growth. Increasingly, the future is becoming the present as the take-up of wireless data services becomes a reality. In Canada, Rogers Wireless is the provider in the best position to capture the wireless data opportunity by leveraging the power of its coast-to-coast, global-standard GSM/GPRS network.

In 2003, revenues from wireless data totalled $68 million, an increase of 125% from 2002, which contributed approximately 63% of the growth in postpaid ARPU. Wireless data revenues today amount to less than 5% in the Canadian industry, while in many Asian and European countries data revenues are approaching 20% of network revenues. The opportunity is significant, it is growing, and Rogers Wireless has been smartly preparing to assure a commanding capability in the space.

Today, we have arguably the most robust and comprehensive portfolio of wireless data services in Canada – a portfolio that addresses the simplest of youth text messaging needs to the most complex of wireless enterprise data solution requirements. In most areas of wireless data, Rogers has led the market in Canada. And today – whether it's text messaging, downloadable games and ring tones, mobile access to e-mail and the Internet, camera phones and picture messaging, personalized information portals, or highly scalable point-of-sale and fleet management applications – Rogers Wireless can deliver the solution. And because of our global-standard GSM/GPRS network, customers are assured the latest and broadest selection of devices – whether they be cool phones; BlackBerry and other PDAs that integrate voice and data; laptop air cards; or specialized wireless field services units – in Canada.

We continue to build on existing alliances and develop new ones with industry-leading companies such as Ericsson and Microsoft as well as with younger companies such as Zim, W-Mode and Fleetmind, allowing us to offer new and unique services targeted to our key segments. Our existing network and device partners, such as Ericsson, Nokia, Motorola, Panasonic, RIM and Sony-Ericsson, as well as newer partners, such as LG Electronics and Samsung, remain a key to success by providing us the network infrastructure and devices that help differentiate Rogers Wireless in our technologically demanding and highly-competitive marketplace.

More focus

A few years ago we realigned our sales and marketing efforts along three primary focuses: youth, business and consumer. This has proven very successful and has enabled us to develop a crisp understanding of the distinctive needs and requirements of these important sections of the Canadian wireless market.

Our approach to each of these customer groups is unique and taps into what is most important to these customers. For example, the youth and young adult market – tomorrow's primary users – want cool colour devices with gaming, text messaging, graphics and downloadable ring tones. In contrast, the small and medium-sized business market looks to increase their business productivity through innovative wireless data solutions as well as extensive wireless voice coverage both in Canada and abroad. And, in very plain words, the focus of our consumer segment is on families keeping in touch. In short, we offer value-driven, customer-focused solutions to meet the unique needs of all of our customers.

More network

During 2003, we augmented our GSM/GPRS network by deploying coverage at 850 MHz nationally, which added to our existing coverage at 1900 MHz. Adding coverage at the lower bandwidth not only added additional capacity to the network, it also added improved in-building penetration and rural coverage. Towards the end of 2003, we also commenced trials of EDGE, or enhanced data for GSM evolution, technology in Vancouver, which offers more than triple the existing data throughput speeds, with the intention of rolling EDGE out nationally through 2004.

And through 2003 we continued to add even more GSM/GPRS roaming partners around the globe to end the year with virtually seamless North American and international wireless coverage – global coverage which is unrivalled by our competitors in Canada that are not on the global standard GSM/GPRS network technology.

Building on the Canadian industry's groundbreaking SMS inter-carrier agreement in 2002, we jointly announced a similar agreement to cover the rapidly emerging Wi-Fi technology. This agreement with our Canadian wireless peers establishes common standards for roaming and interoperability of public Wi-Fi hotspots and will provide for the greatest level of access to Wi-Fi hotspots for customers across the country. This agreement confirms the commitment of the Canadian wireless industry to jointly support technology deployments which enhance the end-user experience of all subscribers while reducing redundant spending by individual carriers.

More clarity

Early in 2004, we began transitioning our branding to Rogers Wireless from Rogers AT&T Wireless. Our research shows that the Rogers brand stands solidly in Canada as a symbol of innovation, choice and value in communications, entertainment and information. This change, which will be complete during 2004, will bring greater clarity to the Rogers brand in Canada and more simplicity to our sales and marketing initiatives.

During 2003, we continued to work closely with our partners at Rogers Cable, Rogers Video and Rogers Media, continually looking for opportunities to leverage potential infrastructure and channel sharing benefits. And in the second half of 2003, together with Rogers Cable, we jointly introduced Rogers' first bundled offerings to include digital cable, high-speed Internet access and wireless voice services. These customers receive a single integrated bill from Rogers for all of their services and are served by common call centre representatives that can address all of their services and needs – one more way we are leveraging the full potential of the Rogers Group of Companies to better serve our customers.

More opportunity

With Canadian wireless penetration rates at only 42% of the population and wireless data revenues as a percentage of network revenues at just 3%, this wireless marketplace offers tremendous potential as it develops on a similar trajectory to other countries where wireless was introduced several years earlier. With our global standard GSM/GPRS network making possible ever more innovative wireless data and voice applications, with the only true coast-to-coast national wireless coverage in Canada, and with an ever-growing array of technologically advanced devices, Rogers Wireless is extremely well-positioned to continue capitalizing on this opportunity.

We have entered 2004 well-positioned and with good momentum, with our goals and strategies clearly defined across the organization. We have in place an experienced and committed management team, advanced networks and a well-funded balance sheet. And we are committed to consistent, profitable growth in the Canadian wireless marketplace that will generate attractive returns for our shareholders.

Thank you for your investment and continued support.

Nadir H. Mohamed
PRESIDENT AND CHIEF EXECUTIVE OFFICER
ROGERS WIRELESS COMMUNICATIONS INC.

Table of Contents

This discussion should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto for 2003. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles ("GAAP"). Please refer to Note 18 to the Consolidated Financial Statements for a summary of differences between Canadian and United States ("U.S.") GAAP.

Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis includes forward-looking statements concerning the future performance of the business of Rogers Wireless Communications Inc. ("Rogers Wireless" or the "Company"), its operations and its financial performance and condition. When used in this Management's Discussion and Analysis, the words "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. The Company cautions that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, regulatory change and competitive factors, many of which are beyond its control. Therefore, future events and results may vary significantly from what the Company currently foresees. The Company is under no obligation (and expressly disclaims any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see "Operating Risks and Uncertainties" below.

OVERVIEW

Company

Rogers Wireless is a leading Canadian wireless communications service provider serving over 4.0 million customers at December 31, 2003, including approximately 3.8 million wireless voice and data subscribers and approximately 241,000 one-way messaging subscribers. The Company operates both a Global System for Mobile Communications/General Packet Radio Service ("GSM/GPRS") network and a seamless integrated Time Division Multiple Access ("TDMA") and analog network. The GSM/GPRS network provides coverage to approximately 93% of Canada's population. The seamless TDMA and analog network provides coverage to approximately 85% of Canada's population in digital mode, and approximately 93% of Canada's population in analog mode. Rogers Wireless estimates that its 3.8 million wireless voice and data subscribers represent approximately 12.9% of the Canadian population residing in its coverage area.

Subscribers to our wireless services have access to these services throughout the United States through our agreements with AT&T Wireless Services, Inc. ("AT&T Wireless" or "AWE") and other U.S. operators. Our subscribers also have access to international service in over 110 countries, including throughout Europe and Asia, through roaming agreements with other wireless communication providers.

At December 31, 2003, Rogers Communications Inc. ("RCI" or "Rogers"), directly and indirectly, beneficially owned or controlled 62,820,371 Class A Multiple Voting Shares of the Company, representing 69.4% of the issued and outstanding Class A Multiple Voting Shares, and 16,317,644 Class B Restricted Voting Shares of the Company, representing 31.7% of the issued and outstanding Class B Restricted Voting Shares, which together represented 67.4% of the total votes attached to all voting shares of the Company currently issued and outstanding. At December 31, 2003, AWE indirectly beneficially owned or controlled 27,647,888 Class A Multiple Voting Shares, representing 30.6% of the issued and outstanding Class A Multiple Voting Shares, and 20,946,284 Class B Restricted Voting Shares, representing 40.7% of the issued and outstanding Class B Restricted Voting Shares, which together represented 31.1% of the total votes attached to all voting shares of the Company currently issued and outstanding. The remaining 14,166,250 Class B Restricted Voting Shares, representing 27.5% of the issued and outstanding Class B Restricted Voting Shares and 1.5% of the total votes on selected matters, are publicly held. The Class B Restricted Voting Shares are entitled to vote on all matters other than the appointment of the auditors and generally on the election of directors. The Class B Restricted Shares are entitled to elect three directors, voting separately as a class. As a percentage of the total number of shares of the Company currently issued and outstanding, at December 31, 2003, the Company was 55.8% owned by RCI and 34.2% owned by AWE, with the balance publicly held.

Products and Services

The Company offers wireless voice, data and messaging services across Canada. Wireless voice services are available in either postpaid or prepaid payment options. In addition, the Company's GSM/GPRS network provides customers with advanced high-speed wireless data services, including mobile access to the Internet, e-mail, digital picture transmission and two-way short messaging service ("SMS").

Distribution Network

The Company markets its services through an extensive national network of over 7,000 dealer and retail locations across Canada, which include approximately 2,500 locations selling handsets and prepaid cards and an additional approximate 4,500 locations selling the prepaid cards. The Company's nationwide distribution network includes an independent dealer network, Rogers AT&T Wireless stores and kiosks, major retail chains, such as RadioShack Canada Inc., Future Shop Ltd. and Best Buy Canada, and convenience stores. The Company also offers many of its products and services through a retail agreement with Rogers Video, which is a division of Rogers Cable Inc. ("Rogers Cable"), a subsidiary of RCI, that had 279 locations across Canada at December 31, 2003. The Company also offers products and services and customer service on its e-business Web site, www.rogers.com.

Wireless Networks

The Company is a facilities-based carrier operating its wireless networks over a broad, national coverage area with an owned and leased fibre-optic and microwave transmission infrastructure. The seamless, integrated nature of Rogers Wireless' networks enables subscribers to make and receive calls and to activate network features anywhere in the Company's coverage area and in the coverage area of its roaming partners as easily as if they were in their home area.

In June 2002, the Company completed the deployment of its digital wireless GSM/GPRS network overlay in the 1900 megahertz ("MHz") frequency bands. This coverage reaches 93% of the Canadian population. During 2003, the Company also completed the deployment of GSM/GPRS technology operating in the 850 MHz spectrum across its national footprint, which expanded the network capacity, enhanced the quality of the GSM/GPRS network and enabled the Company to operate seamlessly between the two frequencies. The Company's GSM/GPRS network provides high-speed integrated voice and "always on" packet data transmission service capabilities.

In late 2003, the Company began trials of Enhanced Data Rates for GSM Evolution ("EDGE") technology in the Vancouver, British Columbia market. Accomplished by the installation of a network software upgrade, EDGE more than triples the wireless data transmission speeds available on the Rogers Wireless network. The Company intends to begin deploying EDGE across its national GSM/GPRS network during 2004.

The Company's integrated TDMA and analog network is operationally seamless in GSM/GPRS and TDMA digital functionality between the 850 MHz and 1900 MHz frequency bands, and between TDMA digital and analog modes at 850 MHz.

COMPANY STRATEGY

The Company seeks to achieve profitable growth within the Canadian wireless communications industry. The Company's strategy is designed to maximize its cash flow, as defined below, and return on investment. The key elements of the Company's strategy are as follows:

- focusing on data services that are attractive to youth and small and medium size businesses to optimize its customer mix;
- delivering on customer expectations by improving handset reliability, network quality and customer service while reducing subscriber deactivations, or churn;
- increasing revenue from existing customers by utilizing analytical tools to target customers likely to purchase optional services such as voicemail, calling line ID, text messaging and wireless Internet;
- enhancing its sales distribution channels to increase its focus on youth and business customers;
- maintaining a technologically advanced, high quality and pervasive network by improving the quality of its GSM/GPRS network and increasing capacity; and
- leveraging its relationships with the Rogers group of companies to provide bundled product and service offerings at attractive prices, in addition to cross-selling, joint sales distribution and cost reduction initiatives through infrastructure sharing.

KEY PERFORMANCE INDICATORS

The Company measures the success of its strategies using a number of key performance indicators, which are outlined below. The following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Subscriber Counts

The Company determines the number of subscribers of its services based on active subscribers. When subscribers are deactivated either voluntarily or involuntarily for non-payment, they are considered to be deactivations in the period the services are discontinued. Generally, each telephone number represents one subscriber. Prepaid subscribers are considered active for a period of six months from the date of their last revenue-generating usage.

In the first quarter of 2003, the Company introduced enhanced reporting classification for stratifying subscriber and revenue categories, which more clearly reflects the emergence of data products and integrated voice and data devices. Concurrently, the Company changed its classification of subscribers of certain resale two-way messaging arrangements for reporting purposes. The previous period's subscriber and revenue categories have been reclassified to conform to this current presentation. The Company now reports subscribers and revenues in three categories: postpaid, prepaid and one-way messaging. Postpaid includes voice-only and data-only subscribers, as well as subscribers with service plans integrating both voice and data. In addition, the Company previously reported resale two-way messaging subscribers as individual subscribers. However, with roaming capabilities on data networks, it is increasingly difficult to determine if these resale two-way messaging customers are permanently resident on the Company's data network or are transient roamers temporarily utilizing the Company's network. Accordingly, only those data subscribers that are known to be permanently resident on the Company's network will be treated as subscribers. These enhancements to the classification of subscriber and revenue categories had no impact on the reporting total revenues, expenses or operating profit in the current or previous periods.

Subscriber Churn

Subscriber churn is calculated on a monthly basis. For any particular month, subscriber churn represents the number of subscribers deactivating in the month divided by the aggregate number of subscribers at the beginning of the month. When used or reported for a period greater than one month, subscriber churn represents the monthly average of the subscriber churn for the period.

Network Revenue

Network revenue is total revenue less revenue received from the sale of equipment. The sale of such equipment does not materially affect the Company's operating income as the Company generally sells equipment to its distributors at a price approximating cost to facilitate competitive pricing at the retail level. Accordingly, the Company believes that network revenue is a more relevant measure of its ability to increase its operating profit as defined below.

Average Revenue per User ("ARPU")

The average revenue per user is calculated on a monthly basis. For any particular month, ARPU represents monthly network revenue divided by the average number of subscribers during the month. ARPU, when used in connection with a particular type of subscriber, represents monthly network revenue generated from these customers divided by the average number of these subscribers during the month. When used or reported for a period greater than one month, ARPU represents the monthly average of the ARPU calculations for each of the months in the period. The Company believes ARPU helps indicate whether the Company has been successful in attracting and retaining higher usage subscribers.

Operating Expenses

Operating expenses are segregated into four categories for assessing business performance:

- cost of equipment sales;
- sales and marketing expenses, which represent the costs to acquire new subscribers in a subscription-based business and include items such as commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees, as well as direct overheads related to these activities;
- operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis, service existing subscription relationships, including retention costs and inter-carrier payments to roaming partners and long-distance carriers and the Canadian Radio-television and Telecommunications Commission ("CRTC") contribution levy; and
- management fees paid to RCI.

In the wireless communications industry in Canada, the demand for services continues to grow and the variable costs, such as commissions for subscriber activations, as well as the fixed costs of acquiring new subscribers are significant. Fluctuations in the number of activations of new subscribers from period to period and the seasonal nature of the Company's subscriber additions result in fluctuations in sales and marketing expenses.

Cost of Acquisition per Subscriber

Cost of acquisition per subscriber ("COA"), which is also often referred to in the wireless communications industry as "subscriber acquisition cost" or "cost per gross addition", is calculated by dividing total sales and marketing expenses for the period by the total number of gross subscriber activations. Subscriber activations include postpaid and prepaid voice and data activations and one-way messaging activations. COA, as it relates to a particular activation, generally is in direct proportion to the level of ARPU and term of a subscriber's contract.

Operating Expense per Subscriber

Operating expense per subscriber, expressed as a monthly average, is calculated by dividing total operating, general and administrative expenses, plus management fees paid to RCI by the average number of subscribers during the period. Operating expense per subscriber is tracked as a measure of the Company's ability to leverage its operating cost structure across a growing subscriber base, and the Company believes that it is an important measure of its ability to achieve the benefits of scale as it increases its business.

Operating Profit and Operating Profit Margin

The Company defines operating profit as net income before depreciation and amortization, interest expense, income taxes and non-operating items which include foreign exchange gain (loss) and investment and other income and the 2002 net recovery related to the change in estimates of sales tax and CRTC contribution liabilities. Operating profit is a standard measure used in the communications industry to assist in understanding and comparing operating results and is often referred to by the Company's competitors as EBITDA (earnings before interest, taxes, depreciation and amortization) or OIBDA (operating income before depreciation and amortization). The Company believes this is an important measure as it allows the Company to assess its ongoing businesses without the impact of depreciation or amortization expenses as well as non-operating factors. It is intended to indicate the Company's ability to incur or service debt, invest in property, plant and equipment ("PP&E") and allow the Company to compare itself to its competitors who have different capital or organizational structures. This measure is not a defined term under GAAP.

The Company calculates operating profit margin by dividing operating profit by network revenue. Network revenue is used in the calculation, instead of total revenue, because network revenue excludes the impact of the sale of equipment, which is generally sold at a price that approximates cost to facilitate competitive pricing at the retail level.

PP&E Expenditures

PP&E expenditures include those costs associated with acquiring and placing into service the Company's PP&E. Because the wireless communications business requires extensive and continual investment in equipment, including investment in new technologies and expansion of geographical reach and capacity, PP&E expenditures are significant and management focuses continually on the planning, funding and management of these expenditures. The Company focuses more on managing PP&E expenditures than it does on managing depreciation and amortization expense because PP&E expenditures directly impact the Company's cash flow whereas depreciation and amortization are non-cash accounting measures required under GAAP.

SEASONALITY

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year because higher usage and roaming result in higher network revenue and operating profit.

RECENT WIRELESS INDUSTRY TRENDS

Focus on Customer Retention

The wireless communications industry's current market penetration in Canada is approximately 42% of the population, compared to approximately 54% in the U.S. and approximately 87% in the United Kingdom, and the Company expects the Canadian wireless industry to grow by 3 to 4 percentage points each year. While this will produce growth, the growth is slowing compared to historical levels. Such slowing growth has been, and will continue, driving the increased focus on customer satisfaction, the sale to customers of new data and voice service features and, primarily, customer retention. Due to legislation in the U.S. and other countries regarding local number portability and the speculation that this approach will be adopted by Canadian regulators, customer satisfaction and retention will become even more critical in the future.

Demand for Sophisticated Data Applications and Migration to Next Generation Wireless Technology

The ongoing development of wireless data transmission technologies has led manufacturers to create wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate information technology platforms, news, sports, financial information and services, shopping services, and other functions. Increased demand for sophisticated wireless services, especially data communications services, has led wireless providers to migrate towards the next generation of digital voice and data networks. These networks are intended to provide wireless communications with wireline quality sound, far higher data transmission speeds and streaming video capability. These networks are expected to support a variety of data applications, including high-speed Internet access, multimedia services and seamless access to corporate information systems, such as e-mail and purchasing systems. As discussed above, the Company began trials of EDGE technology in the Vancouver market late in 2003 and intends to begin deploying EDGE across the remainder of its national GSM/GPRS network during 2004.

Development of Additional Technologies

The development of additional technologies and their use by consumers may accelerate the widespread adoption of 3G digital voice and data networks. One such example is Wi-Fi, which allows suitably equipped devices, such as laptop computers and personal digital assistants, to connect to a wireless access point. The wireless connection is only effective within a range of approximately 100 meters and at theoretical speeds of up to 54 megabits per second. To address these limitations, Wi-Fi access points must be placed selectively in high-traffic locations where potential customers frequent and have sufficient time to use the service. Technology companies are currently developing additional technologies designed to improve Wi-Fi and otherwise utilize the higher data transmission speeds found in a third generation ("3G") network. Future enhancements to the range of Wi-Fi service, and the networking of Wi-Fi access points may provide additional opportunities for mobile wireless operators to deploy hybrid high-mobility 3G and limited-mobility Wi-Fi networks, each providing capacity and coverage under the appropriate circumstances.

OVERVIEW OF GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

Canadian Radio-television and Telecommunications Commission

Canadian wireless service providers, including the Company, are regulated by the CRTC pursuant to and in accordance with requirements of the Telecommunications Act (Canada) (the "Act"). Under the Act, the CRTC regulates all telecommunications common carriers in Canada that provide or participate in a communications system, including mobile voice and data and paging service providers.

Industry Canada

The awarding of spectrum and licences for mobile voice and data services in Canada is under the jurisdiction of Industry Canada, a department of the Government of Canada. Industry Canada is responsible for telecommunications policy in Canada and has specific jurisdiction under the Radiocommunication Act (Canada) to establish radio licensing policy and award radio licences for radio frequencies, which are required to operate wireless communications systems.

Restrictions on Non-Canadian Ownership and Control

Pursuant to the Act and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as the Company's operating subsidiary, Rogers Wireless Inc. ("RWI"), and up to 33 1/3% of the voting shares of a parent company, such as the Company or RCI, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled by non-Canadians. Similar restrictions are contained under the Radiocommunication Act. In April 2003, the House of Commons Industry Committee released a report calling for the removal of foreign ownership restrictions for telecommunications carriers and broadcasting distribution undertakings. In June 2003, the House of Commons Heritage Committee released a report opposing the Industry Committee's recommendation. The Cabinet responded to the Industry Committee report in September 2003 and to the Heritage Committee report in November 2003. Officials from the Heritage and Industry departments will convene to reconcile the two positions. By the spring of 2004, the Government of Canada intends to be in a position to examine possible solutions. Rogers Wireless supports the recommendation calling for the removal of foreign ownership restrictions but cannot predict the nature or timing of changes that might result.

Contribution Funding Mechanism

In November 2000, the CRTC released a decision that fundamentally altered the mechanism used by the CRTC to collect "contributions" to subsidize the provision of basic local wireline telephone service. Previously, the contribution was levied on a per minute basis on long-distance services. Under the new contribution regime, which became effective January 1, 2001, all telecommunications service providers, including wireless service providers such as the Company, are required to contribute a percentage of their adjusted Canadian telecommunications service revenues to a fund established to subsidize the provision of basic local service. The percentage contribution levy was 4.5% in 2001 and 1.3% for 2002. In 2003, an interim rate of 1.3% was set and in December 2003 the final rate was reduced to 1.1%, retroactive to January 1, 2003. The interim rate for 2004 has been set at 1.1% and the final rate for 2004 will not likely be set until December 2004. The final rate for 2004 would likely be retroactive to January 1, 2004. Refer to the "Operating Risks and Uncertainties – CRTC Revenue-Based Contribution Scheme" section for further information on the CRTC contribution levy.

Spectrum Fee Assessment Revision

Late in 2002, Industry Canada released a consultation paper proposing a new methodology for calculating spectrum fee assessments (excluding auction spectrum). Spectrum fees are currently assessed on a per radio channel basis in the case of 850 MHz spectrum, and a per site basis for 1.9 GHz spectrum. The new regime proposes an annual cost per MHz per population for both frequency ranges, and, as a result, fees will be based on the amount of spectrum held by the carrier, regardless of the degree of deployment or the number of sites. The final rate established by Industry Canada in December 2003 is considerably lower than the rate initially proposed. The new rates come into effect on April 1, 2004. As a result of the new methodology, there is a nominal increase in annual spectrum fees for Rogers Wireless that will be phased in over a seven-year period to 2011.

Spectrum Licence Issues

Late in 2003, Industry Canada released a policy document regarding a number of spectrum issues, including a discussion on the existing spectrum cap, spectrum allocations for 3G networks and possible timing of a 3G spectrum auction. Industry Canada has proposed a possible spectrum auction date of 2005 to 2006 for this spectrum. The FCC is expected to auction similar spectrum in the 2004 to 2005 period. The Company expects that Industry Canada will follow the spectrum allocation of the FCC and will likely proceed with the auction in the 2005 to 2006 time frame. A final determination on these matters is not expected until late 2004.

Fixed Wireless Spectrum Auction

Industry Canada announced its intention to auction one block of 30 MHz of spectrum in the 2,300 MHz band as well as three blocks of 50 MHz of spectrum and one block of 25 MHz of spectrum in the 3,500 MHz band. The auction was completed on February 16, 2004. There were over 172 geographic licence areas in Canada for each available block. Successful bidders for the spectrum had flexibility in determining the services to be offered and the technologies to be deployed in the spectrum. Industry Canada expects that the spectrum will be used for point-to-point or point-to-multi-point broadband services. Rogers Wireless participated in this spectrum auction and as a result, has committed to acquire 33 blocks of spectrum in various areas for an aggregate bid price of $5.9 million.

COMPETITION

At the end of 2003, the highly competitive Canadian wireless industry had approximately 13.4 million wireless subscribers. Competition for wireless subscribers is based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of equipment, brand and marketing.

In the wireless voice and data market, the Company competes primarily with three other wireless service providers, and the Company may in the future compete with other companies including resellers using existing or emerging wireless technologies such as Wi-Fi or "hotspots". Wireless messaging (or one-way paging) also competes with a number of local and national paging providers.

In 2003, one of the Company's competitors, Microcell Telecommunications Inc. ("Microcell"), which operates under the "Fido" brand, restructured its business and financing pursuant to the Companies' Creditors Arrangement Act (Canada) and has emerged from court protection with a significantly reduced debt load. This recapitalization may permit Microcell to compete in the market more vigorously than it had prior to its restructuring.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

From time to time, the Company enters into agreements with RCI, RCI's subsidiaries and other related parties that the Company believes are mutually advantageous to the Company and its affiliates. In addition, the Company has entered into a reciprocal roaming arrangement and other agreements related to the marketing and delivery of wireless services with AWE, one of the Company's significant shareholders.

The Company's arrangements with RCI include a management services agreement under which the Company receives a range of management services, including strategic planning, financial and information technology services. The Company also maintains contractual relationships with RCI involving other cost sharing and services agreements. In late 2001, RCI began providing customer service call centre services thereby expanding the contractual relationships between the companies. In January 2003, RCI began managing the collection of accounts receivable of the Company.

The Company is also a party to agreements with Rogers Cable and Rogers Media. With Rogers Cable, the Company has agreed to provide sales and distribution services for certain of the products and services of Rogers Cable. Rogers Cable also distributes the Company's products and services through Rogers Video. With Rogers Media, the Company purchases advertising at discounted rates.

The Company monitors its intercompany and related party agreements to ensure that the agreements remain beneficial to the Company. The Company is continually evaluating the expansion of existing arrangements and entry into new contracts.

See "Intercompany and Related Party Transactions" below.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Operating Results and Financial Position is made with reference to the Company's Consolidated Financial Statements and Notes thereto, which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Company's financial statements and the reported amount of revenues and expenses during the period. These estimates are based on management's historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of revenues, expenses, assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The Company has identified the accounting policies outlined below as critical to its business operations and an understanding of its results of operations. The impact and any associated risks related to these policies on its business operations are discussed throughout this Management's Discussion and Analysis.

The Audit Committee reviews the Company's accounting policies. The Audit Committee also reviews all quarterly and annual filings and recommends adoption of the Company's annual financial statements to the Company's Board of Directors. For a detailed discussion on the application of these and other accounting policies, which are reviewed by the Company's Audit Committee, see Note 2 to the Consolidated Financial Statements

Revenue Recognition

The Company considers revenues to be earned as services are performed, provided that ultimate collection is reasonably assured at the time of performance. The Company's revenues are categorized into the following types:

- monthly recurring subscriber fees in connection with wireless services and equipment are recorded as revenue on a pro-rata basis over the month;
- revenue from the sale of wireless airtime, wireless long-distance and other services are recorded as the services are provided; and
- revenue from the sale of equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer.

Unearned revenue represents amounts received from subscribers related to services to be provided in future periods.

Allowance for Doubtful Accounts

A significant portion of the Company's revenues is earned from selling on credit to business and consumer subscribers. The allowance for doubtful accounts, as disclosed on the Balance Sheet of the Consolidated Financial Statements, is calculated by taking into account factors such as the Company's historical collection and write-off experience, the number of days the subscriber is past due and the status of a subscriber's account with respect to whether or not the subscriber is continuing to receive service. As a result, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the amount of bad debt expense. Conversely, as circumstances improve and subscriber accounts are brought current, the reported amount of bad debt expense will decline.

Subscriber Acquisition Costs

The Company operates within a highly competitive industry and generally incurs significant costs to attract new subscribers. All sales and marketing expenditures related to subscriber acquisitions, such as commissions and equipment subsidies, are expensed at the time of activation of the subscriber. A large percentage of the subscriber acquisition costs, such as equipment subsidies and commissions, are variable in nature and directly related to the acquisition of a subscriber. In addition, subscriber acquisition costs on a per subscriber acquired basis fluctuate based on the success of promotional activity and seasonality of the business. Accordingly, if the Company experiences significant growth in subscriber activations during a period, expenses for that period will increase.

Costs of Subscriber Retention

In keeping with the practice of expensing costs related to the acquisition of new subscribers at the time of activation, costs related to subscriber retention and contract renewals are expensed in the period incurred. In addition, the Company pays certain distributors a monthly percentage of subscriber revenues for customer service and retention activities. Increased retention activities in a given period will, in turn, increase expense in the same period.

Capitalization of Direct Labour and Overhead

As outlined in the recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to PP&E, capitalization of costs includes the consideration expended to acquire, construct, develop or better an item of PP&E and includes all costs directly attributable to the acquisition, construction, development or betterment of the assets. The cost of an item of PP&E includes direct construction or software development costs, such as materials and labour, and overhead costs directly attributable to the construction or software development activity. The cost to enhance the service potential of an item of PP&E is considered a betterment. Service potential may be enhanced when there is an increase in the previously assessed physical output or service capacity, associated operation costs are lowered, the life or useful life is extended, or the quality of service is improved. Costs incurred in the maintenance of the service potential of an item of PP&E are charged to operating expenses as incurred.

The Company capitalizes direct labour and direct overhead incurred to construct new assets and better existing assets. These costs are capitalized as they include the construction costs directly attributable to the acquisition, construction, development or betterment of its networks through either increased service capacity or lowered associated operating costs. Although interest costs are permitted to be capitalized during construction, the Company's policy is not to capitalize such interest costs.

Amounts of direct labour and direct overhead that are capitalized fluctuate from year-to-year depending on the level of customer growth, new services and network expansion. In addition, the level of capitalization of direct labour and overhead fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized is determined, in many cases, by the nature of activities in a specific department. For example, all labour and direct overhead of construction departments are capitalized as a result of the capital nature of the activity performed by those departments. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage allocation.

Depreciation Policies and Useful Lives

The Company depreciates the cost of PP&E over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account wireless industry trends and company-specific factors, including changing technologies, subscriber migration between its GSM/GPRS and TDMA and analog networks and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company might have to shorten the estimated life of certain PP&E, which could result in higher depreciation expense in future periods or an impairment charge to write down the value of PP&E.

Asset Impairment

The valuations of all long-lived assets, along with spectrum licences and goodwill, are subject to annual reviews for impairment.

A two-step process determines impairment of long-lived assets. The first step determines when impairment must be measured and compares the carrying value to the sum of the undiscounted cash flows expected to result from their use and eventual disposition. If the carrying value exceeds this sum, a second step is performed, which measures the amount of the impairment as the difference between the carrying value of the long-lived asset and its fair value, calculated using quoted market price or discounted cash flows. An impaired asset is written down to its estimated fair market value based on the information available at that time. Considerable management judgment is necessary to estimate cash flows. Assumptions used in estimating these cash flows are consistent with those used in internal forecasting and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to the competitive environment could result in impairment of these assets.

In testing for impairment of goodwill, the Company conducts a two-step process. In the first step, the fair value of the Company is compared with its carrying value. If the fair value exceeds the carrying value, no impairment is considered to have occurred. The second step is performed when the carrying value of the Company exceeds its fair value, in which case the implied fair value of the Company's goodwill is determined in the same manner as it would be determined in a business combination.

Spectrum licences are tested for impairment by comparing their fair values with their carrying values, when fair values exceed carrying values no impairment is considered to have occurred.

The Company cannot predict whether an event that triggers an impairment will occur, when it will occur or how it will affect the asset values reported.

The AT&T brand licence, acquired in 1996 at an aggregate cost of $37.8 million, which provided the Company with, among other things, the right to use the AT&T brand name, was determined to have no remaining useful life as of December 31, 2003 because the Company had announced its intention to terminate this brand licence agreement in early 2004. The remaining book value of $20.0 million was therefore fully amortized. See "Intercompany and Related Party Transactions – Brand Licence Agreement" for further discussion and Note 4 to the Consolidated Financial Statements.

Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. The Company recognizes liabilities for contingencies when a loss is probable and capable of being reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in the recognition of an additional liability.

Related Party Transactions

All material related party transactions are reviewed by the Audit Committee of the Company's Board of Directors.

Refer to the "Intercompany and Related Party Transactions" section below and to Note 14 to the Consolidated Financial Statements for additional information on related party transactions.

NEW ACCOUNTING STANDARDS

In 2003, the Company adopted the following new accounting standards as a result of changes to Canadian and U.S. GAAP:

Asset Retirement Obligations

Under new Canadian and U.S. accounting standards, the Company is now required to record the fair value of the liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate can be made. Fair value is defined as the amount at which that liability could be settled in a current transaction between willing parties.

The Company reviewed its existing contracts and commitments to determine where such obligations exist and determined many of its contracts do not have any such asset retirement obligations. The Company then assessed what the estimated fair value of those obligations that exist would be and the probability that these would be incurred. The Company determined that the fair value of the obligations was not significant. The Company will monitor contracts on an ongoing basis and when the Company determines that an obligation exists, the Company will record these obligations at their fair value.

Impairment of Long-Lived Assets

On January 1, 2003, the Company prospectively adopted the new accounting pronouncement, "Impairment of Long-Lived Assets" which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. This standard harmonizes Canadian requirements with U.S. GAAP impairment provisions. Previously, the impairment of long-lived assets was measured as the difference between the carrying value of the asset and the future undiscounted net cash flows expected to be generated by the asset. Under the new pronouncement, as discussed above, this measurement is used to determine if impairment has occurred, and the amount of impairment is measured as the difference between the carrying value of the asset and its fair value, calculated using quoted market price or discounted cash flows. The adoption had no impact on the Company, as no impairment of long-lived assets had occurred at December 31, 2003.

RECENT ACCOUNTING DEVELOPMENTS

The Company will adopt the following new accounting standards in future periods.

GAAP Hierarchy

Until now, there has been no clear definition of the order of authority for sources of GAAP. As a result, the Canadian standard setters have issued new standards that explain more clearly what constitutes Canadian GAAP and the sources of Canadian GAAP, which are described in Note 2(s)(iv) to the Consolidated Financial Statements. This standard is effective for the Company's 2004 fiscal year, and results in "industry practice" no longer being a justification for a particular accounting policy. The Company is currently evaluating the impact of the adoption of these standards on its Consolidated Financial Statements.

Hedging Relationships

The Company uses derivative instruments, including cross-currency interest rate exchange agreements, interest rate exchange agreements, and foreign exchange forward contracts, to manage risks from fluctuations in exchange rates and interest rates. As more fully described in Note 2(s)(ii) to the Consolidated Financial Statements, effective January 1, 2004, Canadian GAAP will require the Company to maintain detailed documentation regarding these derivative financial instruments in order to continue accounting for these derivative instruments as hedges. Further, the Company will be required to assess whether each hedging relationship is effective, both at inception and on an on-going basis.

If the Company determines that these derivative instruments will not continue to be accounted for as hedges, the Company will adjust the recorded amount of the liabilities related to these derivative instruments from their carrying value of $136.5 million at December 31, 2003, to their fair value of $120.4 million. The adjustment of $16.1 million will be recorded as a deferred gain and amortized into income over the remaining life of the derivative instruments. Going forward, this liability will be marked to market on a quarterly basis and any changes in value will be recorded in the statement of income. This is consistent with the Company's treatment of these instruments under U.S. GAAP.

Stock-Based Compensation

Effective January 1, 2004, Canadian GAAP will require companies to estimate the fair value of stock-based compensation to employees and to expense the fair value over the vesting period of the options. As a result, in 2004, the Company will begin expensing the fair value of options granted to employees since January 1, 2002, and will record an adjustment to opening retained earnings in the amount of $2.3 million, representing the expense for the 2002 and 2003 fiscal years. The estimated impact of adopting this accounting standard in 2004, if the Company were to continue using the Black-Scholes Option Pricing model, would be an increase in compensation expense of approximately $5.0 million.

Revenue Recognition

New accounting pronouncements were introduced under Canadian and U.S. GAAP regarding the timing of revenue recognition, which are described in Notes 2(s)(i) and 18(m) to the Consolidated Financial Statements, respectively. Effective January 1, 2004, to the extent the Company has bundled sales arrangements with multiple products or services, these arrangements will be divided into separate units of accounting if specific criteria are met. The separate units will then be recognized as revenue only when specific revenue recognition criteria have been met, based on each unit's relative fair value. The Company is currently evaluating the impact of adoption of these new pronouncements on its Consolidated Financial Statements.

ALTERNATIVE ACCEPTABLE ACCOUNTING POLICIES

GAAP permits, in certain circumstances, alternative acceptable accounting policies. The three primary areas where the Company has made a choice are (1) the accounting for subscriber acquisition costs, (2) the accounting for stock-based compensation and (3) capitalized interest.

Accounting for Subscriber Acquisition Costs

Subscriber acquisition costs are expensed in the period incurred by the Company. The alternative method is to defer and amortize these costs over the life of the contract or the expected life of the relationship with the customer. The Company has elected to expense these costs as incurred because it believes these costs reflect period costs that may or may not be recoverable depending on the length of the relationship with the customer, whether it be contractual or otherwise. In addition, subscriber acquisition costs on a per subscriber basis fluctuate based on the success of promotional activity and seasonality of the business, and, as such, the Company believes these costs should be reflected as costs at the point in time that they are incurred.

Accounting for Stock-Based Compensation Costs

The Company does not record any expense for employee stock options; however, it provides note disclosure of the pro forma expense using the fair-value-based method of accounting calculated using the Black-Scholes Option Pricing model. While the Company acknowledges that stock options represent a form of compensation, it elected to disclose the pro forma expense in Note 9(d) to the Consolidated Financial Statements, rather than expense such compensation, to maintain comparability with other peer companies. In response to activities and decisions by accounting standard setters in Canada in respect to the adoption of mandatory expensing of stock options, as described above, effective January 1, 2004, the Company will adopt the policy of expensing the fair value of stock options granted to employees.

Capitalized Interest

Canadian GAAP permits, but does not require, the capitalization of interest expense as part of the cost of acquiring certain assets that require a period of time to prepare for their intended use. The Company does not capitalize interest as part of its PP&E expenditures.

U.S. GAAP DIFFERENCES

The Company prepares its financial statements in accordance with Canadian GAAP. U.S. GAAP differs from Canadian GAAP in certain respects. The areas of principal differences and their impact on the Company's Consolidated Financial Statements are described in Note 18 to the Consolidated Financial Statements. The significant differences include:

- goodwill arising on purchase transactions;
- accounting for interest capitalization and the related depreciation impact;
- accounting for development and pre-operating costs; and
- accounting for changes in the fair value of financial instruments.

Goodwill Arising on Purchase Transactions

Under U.S. GAAP, purchase transactions that result in an entity becoming a wholly-owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of RCI's acquisition of 100% of the

Company in 1989, for U.S. GAAP purposes, the Company must record as an asset in its Consolidated Financial Statements the amount of goodwill that was recorded on the consolidated financial statements of RCI. As this acquisition was financed principally by the parent company with proceeds from other asset sales, the corresponding adjustment for the assets recorded was an increase in shareholders' equity.

At the time of the acquisition by RCI, Canadian GAAP did not permit a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired. This difference increases goodwill and shareholders' equity by $521.9 million.

Accounting for Interest Capitalization and the Related Depreciation Impact

U.S. GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The impact of capitalizing interest under U.S. GAAP is to increase net income by $5.7 million in 2003 and $6.5 million in 2002. The corresponding depreciation expense impact related to interest capitalized in previous years is to increase depreciation expense for the years ended December 31, 2003 and 2002 by $3.0 million and $2.2 million, respectively.

Accounting for Development and Pre-Operating Costs

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under U.S. GAAP, these costs are expensed as incurred. As a result, under U.S. GAAP the consolidated net income for each of the years ended December 31, 2003 and 2002 was increased by $3.0 million, representing the amortization of pre-operating costs under Canadian GAAP.

Accounting for Changes in the Fair Value of Financial Instruments

Under U.S. GAAP, the changes in fair value of cross-currency interest rate exchange agreements and interest rate exchange agreements are recorded as an adjustment to net income. Accordingly, the Company's net income under U.S. GAAP has been decreased by $102.8 million in 2003 and increased by $88.1 million in 2002.

OPERATING AND FINANCIAL RESULTS

For purposes of this discussion, revenue has been classified according to the following categories:

- postpaid voice and data revenues generated principally from:
  - monthly fees,
  - airtime and long-distance charges,
  - optional service charges,
  - system access fees, and
  - roaming charges;
- prepaid revenues generated principally from the advance sale of airtime, usage and long-distance charges;
- one-way messaging revenues generated from monthly fees and usage charges; and
- equipment sales revenues generated from the sale of hardware and accessories to independent dealers, agents and retailers, and directly to subscribers through direct fulfillment by the Company's customer service groups, its website and telesales.

Operating expenses are segregated into four categories for assessing business performance:

- cost of equipment sales;
- sales and marketing expenses, which represent all costs to acquire new subscribers, such as advertising, commissions paid to third parties for new activations, remuneration and benefits to sales and marketing employees as well as direct overheads related to these activities;
- operating, general and administrative expenses, which include all other expenses incurred to operate the business on a day-to-day basis and to service existing subscriber relationships, including retention costs and inter-carrier payments to roaming partners and long-distance carriers and the CRTC contribution levy; and
- management fees paid to RCI.

The wireless communications industry in Canada continues to grow and the costs of acquiring new subscribers are significant. Because a substantial portion of subscriber activation costs are variable in nature, such as commissions and equipment subsidies paid for each new activation, and due to fluctuations in the number of activations of new subscribers from period to period and the seasonal nature of these subscriber additions, the Company experiences material fluctuations in sales and marketing expenses and, accordingly, in the overall level of operating expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Summarized Consolidated Financial Results

(In millions of dollars, except per share data) Years ended December 31,	2003	2002	% Chg
Operating revenue			
Postpaid (voice and data)[1]	$ 1,921.0	$ 1,632.8	17.7
Prepaid	91.2	91.2	0.0
One-way messaging	27.6	35.2	21.6
Network revenue	2,039.8	1,759.2	16.0
Equipment revenue	242.4	206.7	17.3
Total operating revenue	2,282.2	1,965.9	16.1
Operating expenses			
Cost of equipment sales	244.5	209.9	16.5
Sales and marketing expenses	522.7	462.8	12.9
Operating, general and administrative expenses	787.5	765.5	2.9
Management fees	11.3	11.0	2.7
Total operating expenses	1,566.0	1,449.2	8.1
Operating profit[2]	716.2	516.7	38.6
Change in estimate of sales tax and CRTC contribution liabilities	–	(12.3)	–
Depreciation and amortization	518.6	457.1	13.5
Operating income	197.6	71.9	174.8
Interest expense	(193.5)	(195.2)	(0.9)
Gain on repayment of long-term debt	–	31.0	–
Foreign exchange gain	135.2	6.4	–
Investment and other income	0.9	0.5	80.0
Income taxes	(2.4)	(5.3)	(54.7)
Net income (loss)	$ 137.8	$ (90.7)	–
Earnings (loss) per share – basic and diluted	$ 0.97	$ (0.64)	–
Total assets	$ 3,107.3	$ 3,185.0	(2.4)
Total liabilities	$ 2,664.3	$ 2,885.5	(7.7)
Property, plant and equipment expenditures	$ 411.9	$ 564.6	(27.0)
Operating profit margin as % of network revenue[2,3]	35.1%	29.4%	

1 The 2002 period presentation of subscriber and revenue categories has been reclassified to conform to the current presentation. See the "Key Performance Indicators – Subscriber Counts" section.

2 As previously defined. See the "Key Performance Indicators – Operating Profit" section.

3 Operating profit margin as a percentage of network revenue is a key performance indicator for the reasons indicated in the "Key Performance Indicators – Operating Profit Margin" section and is calculated as follows:

($millions)	2003	2002
Network revenue	$ 2,039.8	$ 1,759.2
Operating profit	$ 716.3	$ 516.7
Operating profit margin – 2003	$716.3 divided by $2,039.8 = 35.1%	
Operating profit margin – 2002	$516.7 divided by $1,759.2 = 29.4%	

Wireless Operating Highlights and Significant Developments of 2003

- **Network revenue increased 16.0% and operating profit increased 38.6% compared to 2002. Operating profit margin based on network revenue rose by 570 basis points year-over-year to 35.1%.**
- **2003 PP&E expenditures decreased by $152.7 million, or 27.0%, over 2002 due to the substantial completion of the initial roll-out of the nationwide GSM/GPRS network in 2002.**
- **Postpaid voice and data ARPU increased year-over-year by $1.60, or 2.9%, to $57.55, reflecting the continued activation and retention of higher valued customers, increased penetration of enhanced services and the continued growth of wireless data and roaming revenues.**
- **Postpaid voice and data subscriber net additions of 400,200 were higher by 19.3% versus the 335,400 net additions in 2002, reflecting both higher levels of gross activations and reduced churn levels. Average monthly postpaid churn for the year declined to 1.88% from 1.98% in the previous year.**
- **Revenues from wireless data services, which grew 125.0% year-over-year to $67.9 million from $30.2 million in the prior year, represented approximately 3.3% of network revenue compared to 1.7% in 2002.**
- **The Company completed its deployment of GSM/GPRS technology operating in the 850 MHz spectrum range across its national footprint, expanding the capacity and also enhancing the quality of the GSM/GPRS network. Rogers Wireless also began trials of EDGE technology in the Vancouver market at the end of 2003 which, accomplished by the installation of a network software upgrade, more than triples the wireless data transmission speeds available on its network.**
- **On March 8, 2004, the Company will begin transitioning its branding to Rogers Wireless from Rogers AT&T Wireless, bringing greater clarity to the Rogers brand in Canada. As a result, the Company recorded a non-cash charge in 2003 of approximately $20.0 million to reflect the accelerated amortization of the associated brand licence costs.**
- **The Company recorded net income of $137.8 million in 2003 compared to a loss of $90.7 million in 2002. The primary reasons for the improvement were a $125.7 million increase in operating income combined with the recognition of $128.8 million of additional foreign exchange gains primarily resulting from the translation of the unhedged portion of U.S. dollar-denominated long-term debt as the Canadian dollar strengthened against the U.S. dollar.**

Wireless Network Revenue and Subscribers

(Subscriber statistics in thousands, except ARPU, churn and usage) Years ended December 31,	2003	2002	Chg	% Chg
Postpaid (Voice and Data)[1]				
Gross additions	1,021.5	910.7	110.8	12.2
Net additions	400.2	335.4	64.8	19.3
Total subscribers	3,029.6	2,629.3	400.3	15.2
ARPU ($)[3]	57.55	55.95	1.60	2.9
Average monthly usage (minutes)	361	324	37	11.4
Churn (%)	1.88	1.98	(0.10)	(5.1)
Prepaid				
Gross additions	257.4	243.3	14.1	5.8
Net additions (losses)	2.0	44.2	(42.2)	(95.5)
Adjustment to subscriber base[2]	(20.9)	–	(20.9)	–
Total subscribers[2]	759.8	778.7	(18.9)	(2.4)
ARPU ($)[3]	10.08	10.17	(0.09)	(0.9)
Churn (%)	2.82	2.23	0.59	26.5
Total – Postpaid and Prepaid				
Gross additions	1,278.9	1,154.0	124.9	10.8
Net additions	402.2	379.6	22.6	6.0
Adjustment to subscriber base[2]	(20.9)	–	(20.9)	–
Total subscribers[2]	3,789.4	3,408.0	381.4	11.2
ARPU (blended) ($)[3]	47.42	45.20	2.22	4.9
One-Way Messaging				
Gross additions	42.5	61.0	(18.5)	(30.3)
Net additions	(61.1)	(68.3)	7.2	(10.5)
Total subscribers	241.3	302.3	(61.0)	(20.2)
ARPU ($)[3]	8.40	8.79	(0.39)	(4.4)
Churn (%)	3.13	3.20	(0.07)	(2.2)

1 The 2002 period's presentation of subscribers and revenue has been reclassified to conform to the current presentation as discussed in the "Key Performance Indicators – Subscriber Counts" section above.

2 *The Company's policy is to treat prepaid subscribers with no usage for a six month period as a reduction of the prepaid subscriber base.* As part of a review of prepaid subscriber usage in the second quarter of 2003, the Company determined that a number of subscribers, totaling 20,900, which only had non-revenue usage (i.e. calls to customer service) over the past several quarters, were being included in the prepaid subscriber base. The Company determined that these subscribers should not have been included in the prepaid subscriber base and, as such, made an adjustment to the opening prepaid subscriber base. The Company has amended its policy to reflect all prepaid subscribers with no revenue-generating usage in a six month period as deactivations.

3 See "Key Performance Indicators – Average Revenue per Subscriber" section.

Wireless Network Revenue

Wireless network revenue in 2003, which accounted for 89.4% of the Company's total revenue, was $2,039.8 million, an increase of 16.0% from 2002. This revenue growth reflects the 11.2% increase in the number of wireless voice and data subscribers over fiscal 2002 and a 4.9% year-over-year increase in blended postpaid and prepaid ARPU.

Postpaid voice and data subscriber additions in 2003 represented 79.9% of total gross activations and close to 100% of total net additions. The Company continued its strategy of targeting higher value postpaid subscribers and selling its prepaid handsets at higher price points which contributed significantly to the mix of postpaid versus prepaid subscribers.

The 2.9% increase in average monthly revenue per postpaid voice and data subscriber compared to the previous year reflected the continued activation and retention of higher value customers, increased penetration of enhanced services, and the continued growth of wireless data and roaming revenues. The growth in data revenues from $30.2 million to $67.9 million represented approximately 63.0% of the 2.9% ARPU increase. Prepaid ARPU remained relatively flat on a year-over-year basis.

The continuing trend to lower postpaid voice and data subscriber churn, as reflected in the 1.88% rate in 2003 versus 1.98% in 2002, is directly related to both the Company's strategy of acquiring higher value, more stable customers on longer term contracts and an enhanced focus on customer retention. The Company's focus on customer retention aims to ensure that customers receive responsive, quality service at every point of contact with the Company. The Company attributes the increase in prepaid churn to 2.82% in the current year to the impact of competitive prepaid offers.

One-way messaging (or "paging") subscriber churn has remained relatively stable on a year over year basis declining to 3.13% in 2003 from 3.20% in the previous year. With 241,300 paging subscribers, the Company continues to view paging as a profitable but mature business segment and recognizes that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Sales Revenue

In 2003, revenue from wireless voice, data and messaging equipment sales was $242.4 million, up $35.7 million, or 17.3%, from the prior year. The increase in equipment revenues reflects both the higher cost of more sophisticated handsets and devices and the significantly higher volume of postpaid voice and data customer gross additions. However, this increase in sales does not materially affect the Company's operating profit as the Company generally sells equipment to distribution at a price approximating cost to facilitate competitive pricing at the retail level.

Wireless Operating Expenses

(In millions of dollars, except per subscriber statistics) Years ended December 31,	2003	2002	Chg	% Chg
Operating expenses[1,2]				
Cost of equipment sales	$ 244.5	$ 209.9	$ 34.6	16.5
Sales and marketing expenses[3]	522.7	462.8	59.9	12.9
Operating, general and administrative expenses	787.5	765.5	22.0	2.9
Management fees	11.3	11.0	0.3	2.7
Total operating expenses	$ 1,566.0	$ 1,449.2	$ 116.8	8.1
Average monthly operating expense per subscriber before sales, marketing and equipment margin[1,2]	$ 17.47	$ 18.42	$ (0.95)	(5.2)
Sales and marketing expenses per gross subscriber addition (including equipment margin)	$ 397	$ 384	$ 13	3.4

1 The 2002 period presentation has been reclassified to conform to the current presentation. Customer retention costs are included in operating, general and administrative costs.

2 Operating expenses for the year ended December 2002 exclude the benefit of the change in the estimate of sales tax and CRTC contribution liabilities of $12.3 million.

3 Sales and marketing expenses exclude margin on equipment sales.

Total operating expenses were $1,566.0 million, up 8.1% from $1,449.2 million in 2002. Cost of equipment sales increased by approximately $34.6 million as a result of increased equipment revenues. These costs do not materially affect the Company's operating profit as the Company generally sells equipment to distributors at a price approximating cost to facilitate competitive pricing at the retail level.

Operating, general and administrative expenses increased by $22.0 million or 2.9% in 2003 over 2002. The increase is attributable to increased retention spending offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions. Retention spending includes spending on retention programs which include equipment upgrades, costs associated with the Company's customer loyalty and renewal programs and payments to the Company's distributors for ongoing service of the Company's existing customers. The Company is continually focused on operating efficiencies and cost reduction programs which in turn have served to offset the impact of the growth in the subscriber base, allowing operating profit margins to expand.

Average monthly operating expense per subscriber, excluding sales and marketing expenses and equipment cost of sales, decreased $0.95, or 5.2%, to $17.47 in 2003, compared to $18.42 in 2002. This year-over-year reduction reflects scale economies from the larger subscriber base, roaming cost reductions, and improved efficiencies in call centre and network maintenance operations offset by increased costs related to customer retention.

At December 31, 2003, the Company, as a result of its sales and retention strategies, had approximately 67% of its postpaid wireless voice and data subscriber base under contracts with an initial term of greater than 12 months, up from 61% at December 31, 2002.

Wireless Sales and Marketing Expenses

The 12.9% year-over-year increase in total sales and marketing expenses was due to higher variable acquisition costs associated with the 12.2% year-over-year increase in the number of postpaid voice and data gross additions. In addition, variable sales and marketing expenses increased in line with the Company's strategy to attract higher value business customers and customers on longer term contracts. The Company also invested more in advertising and promotion on a year-over-year basis as it emphasized the value proposition related to data and other product offerings. Sales and marketing expenses per wireless subscriber gross addition were $397, an increase of $13, or 3.4%, from $384 in 2002, attributable to increases in equipment subsidies required to match competitive offers.

Wireless Operating Profit

Revenue increased at a faster rate than expenses, resulting in operating profit growth of $199.5 million, or 38.6%, to $716.2 million in 2003 from $516.7 million in 2002. Operating profit as a percentage of network revenue, or operating profit margin, improved in 2003 to 35.1% from 29.4% in 2002.

Reconciliation of Operating Profit to Net Income (Loss)

Taking into account the other income and expense items below operating profit, the Company recorded net income of $137.8 million in 2003, compared to a loss of $90.7 million in 2002. The improvement in net income of $228.5 million was primarily a result of: (1) a year-over-year increase in operating profit of $199.5 million, and (2) a stronger Canadian dollar resulting in an increase in foreign exchange gain of $128.8 million, which was partially offset by an increase of $61.5 million in depreciation and amortization expense due to the increased fixed asset base and the accelerated amortization of the brand licence, and a reduction in 2003 of the gain on repurchase of long-term debt of $31.0 million. Other income and expense items required to reconcile operating profit to operating income and net income (loss) as defined under Canadian GAAP are as follows:

(In millions of dollars) Years ended December 31,	2003	2002	Chg	% Chg
Operating profit[1]	$ 716.2	$ 516.7	$ 199.5	38.6
Change in estimate of sales tax and CRTC contribution liabilities	–	12.3	(12.3)	–
Depreciation and amortization	(518.6)	(457.1)	(61.5)	13.5
Operating income	197.6	71.9	125.7	174.8
Interest expense on long-term debt	(193.5)	(195.2)	1.7	(0.9)
Foreign exchange gain	135.2	6.4	128.8	–
Gain on repurchase of long-term debt	–	31.0	(31.0)	–
Investment and other income	0.9	0.5	0.4	80.0
Income taxes	(2.4)	(5.3)	2.9	54.7
Net income (loss)	$ 137.8	$ (90.7)	$ 228.5	–

1 As previously defined. See the "Key Performance Indicators – Operating Profit" section.

Depreciation and Amortization

The year-over-year increase in depreciation and amortization expense was primarily due to PP&E expenditure levels in prior years and the resulting higher fixed asset levels and depreciation relating to the GSM/GPRS network overlay.

The cost of the AT&T brand licence was deferred and amortized to expense on a straight-line basis over the 15-year term of the brand licence agreement. During 2003, the Company announced that it would terminate its brand licence agreement in early 2004 and change its brand name to exclude the AT&T brand. Consequently, the Company accelerated the amortization of the brand licence to reduce the carrying value to nil.

Interest on Long-Term Debt

The $1.7 million reduction in interest expense in 2003, compared to 2002, reflects the reduced debt levels in 2003. Long-term debt has declined to $2.210 billion at December 31, 2003, from $2.360 billion at December 31, 2002. The reduction in debt levels are directly related to the impact of the change in foreign exchange related to the improvement in the Canadian dollar versus the U.S. dollar.

Foreign Exchange

The Canadian dollar continued to strengthen in relation to the U.S. dollar, continuing the trend experienced in 2002, and accordingly, the Company recorded a foreign exchange gain of $135.2 million, compared to $6.4 million in 2002, related to both realized and unrealized foreign exchange gains, primarily as a result of the translation of the unhedged portion of U.S. dollar-denominated long-term debt.

Income Taxes

Income taxes for 2003 consisted primarily of current income tax expense related to the Federal Large Corporations Tax, offset by tax recoveries of prior years.

PP&E Expenditures

PP&E expenditures totaled $411.9 million in 2003, a decrease of $152.7 million, or 27.0%, from $564.6 million in 2002. Network-related PP&E expenditures of $338.2 million included $251.3 million for capacity expansion of the GSM/GPRS network and transmission infrastructure and $66.1 million for expanded coverage as well as construction of new sites for improved coverage in existing service areas and for expanded coverage. The Company has continued to construct the infrastructure necessary for enhanced digital coverage and lower-cost incremental capacity by adding channels on existing sites. The cost to complete the deployment of GSM/GPRS equipment in the 850 MHz frequency band that was initiated during the fourth quarter of 2002 and completed in late 2003 is included in the network capacity expansion costs above. The remaining balance of $20.8 million in network-related PP&E expenditures related primarily to technical upgrade projects, the operational support systems, and the addition of new services. Other PP&E expenditures consisted of $51.1 million for information technology initiatives, $8.7 million for the completion of the expansion of the Company's headquarters facilities, and $13.9 million for call centres and other facilities and equipment.

EMPLOYEES

Remuneration represents a material portion of the expenses of the Company. The Company ended the year with approximately 2,360 full-time-equivalent employees, an increase of 40 from 2,320 at December 31, 2002. The increase in staff was primarily concentrated in the areas of sales and marketing as the Company focused its subscriber acquisition programs and service and retention efforts on customer segments that would yield greater value to the Company.

Total remuneration paid to employees (both full and part-time) in 2003 was approximately $164.2 million, an increase of $5.3 million or 3.3% from $158.9 million in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash operating items, which is calculated by adding all non-cash items including depreciation and amortization, back to net income, increased to $522.0 million in 2003 from $310.6 million in 2002. The $211.4 million increase is mainly the result of the increase in operating profit as discussed above.

Taking into account the changes in non-cash operating items for the 2003 fiscal year, cash generated from operations declined by $54.1 million to $408.8 million compared to $462.9 million in the previous year. The change in working capital is mostly attributable to reduced levels of accounts payable primarily related to reduced PP&E spending in 2003 combined with year-over-year increases in receivables due to growth in network revenue.

Cash flow from operations of $408.8 million, together with $4.8 million received from the issuance of Class B Restricted Voting Shares under employee share purchase plans and the exercise of employee options, resulted in total funds raised in 2003 of approximately $413.6 million.

These funds were used (1) to fund PP&E additions of $411.9 million, (2) for net repayments under the Company's bank credit facility of $11.0 million and (3) for a $5.0 million net repayment of capital leases and mortgages. In total, $427.9 million of funds were used in 2003, resulting in a cash deficit of $14.3 million for the year. Taking into account the $10.1 million cash balance at the beginning of the year, the cash deficit at the end of 2003 was $4.2 million.

The Company expects to continue to incur significant PP&E expenditures. In 2004, Rogers Wireless expects to incur PP&E expenditures of between $400.0 million and $425.0 million, primarily associated with the addition of network capacity to accommodate subscriber additions, increases in usage, expansion of geographical coverage and quality enhancements in certain areas of its network. PP&E expenditures also include amounts for information technology and general PP&E. The Company expects operating profit to increase in 2004 and the Company anticipates generating a net cash surplus in 2004. Rogers Wireless believes that it will have sufficient capital resources to satisfy its cash funding requirements in 2004, taking into account cash from operations.

Financing

The Company's long-term financial instruments are described in Note 8 to the Consolidated Financial Statements. Financing activity is outlined below.

The Company's required repayments on all long-term debt in the next five years totals $1.24 billion, excluding an aggregate $2.5 million effect of cross-currency interest rate exchange agreements. In 2004 and 2005, required repayments total $3.3 million. In 2006, required repayments total $182.7 million, mainly comprised of $160.0 million for the repayment of the 10$^1/_2$% Senior Secured Notes due 2006 and $22.2 million for the repayment of a mortgage due 2006. In 2007, required repayments total $485.1 million, mainly comprised of $253.5 million for the repayment of the 8.30% Senior Secured Notes due 2007 and $231.4 million for the repayment of the 8.80% Senior Subordinated Notes due 2007. In 2008, required repayments total $568.6 million, comprised of $430.6 million for the repayment of the 9$^3/_8$% Senior Secured Debentures due 2008 and $138.0 million outstanding under the bank credit facility at December 31, 2003. The three debt issues that mature in 2007 and 2008 are currently redeemable. The Company is considering whether or not to redeem one or more of these debt issues, which may involve the incurrence of debt.

The Company's bank credit facility, amended in April 2001, provides a revolving facility of up to $700.0 million, and the Company also has an operating line of credit that provides for up to $10.0 million. The terms of the bank credit facility generally impose the most restrictive limitations on the Company's operations and activities, as compared to the Company's other debt instruments. The most significant of these restrictions are debt incurrence and maintenance tests based upon certain ratios of debt to adjusted operating profit. The Company is currently in compliance with all of the covenants under its respective debt instruments, and it expects to remain in compliance with all of these covenants. Based on the Company's most restrictive covenants at December 31, 2003, the Company could have borrowed over $1.8 billion of additional long-term debt, of which $562.0 million could have been borrowed under its bank credit facility.

Rogers Wireless' $700.0 million amended bank credit facility reduces by 20% on April 30, 2006 and again on April 30, 2007, with the final 60% reduction on April 30, 2008. However, the bank credit facility will mature on May 31, 2006 if the Company's Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005. If these Notes are repaid, but the Company's Senior Secured Notes due 2007 are not repaid (by refinancing or otherwise) on or prior to April 30, 2007, then the bank credit facility will mature on September 30, 2007.

On October 24, 2003, Moody's Investor Services changed the ratings outlook on the Company's Senior Secured and Senior Subordinated public debt, which are rated Ba3 and B2 respectively, to positive from stable. In addition, on October 30, 2003, Standard & Poor's revised its ratings outlook on the Company's Senior Secured and Senior Subordinated public debt, which are rated BB+ and BB- respectively, to positive from stable. On April 11, 2003 Fitch Ratings changed the ratings outlook on the Company's Senior Secured and Senior Subordinated public debt, which are rated BBB- and BB respectively, to stable from negative.

The Company does not have any off-balance sheet arrangements other than the cross-currency interest rate exchange agreements described below.

Interest Rate and Foreign Exchange Management

The Company uses derivative financial instruments to manage its risks from fluctuations in foreign exchange and interest rates. These instruments include interest rate and cross-currency interest rate exchange agreements, foreign exchange forward contracts and, from time-to-time, foreign exchange option agreements. All such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments. In order to minimize the risk of counterparty default under these agreements, Rogers Wireless assesses the creditworthiness of these counterparties. At December 31, 2003, all of the Company's counterparties to these agreements were financial institutions with a Standard & Poor's rating (or other equivalent) ranging from A+ to AA.

Because the Company's operating profit is almost exclusively denominated in Canadian dollars, the incurrence of U.S. dollar-denominated debt has caused significant foreign exchange exposure. The Company has established a target of hedging at least 50% of its foreign exchange exposure through the use of instruments outlined above. At December 31, 2003 and 2002, the Company had U.S. dollar-denominated long-term debt of U.S.$1,353.3 million. At December 31, 2003 and 2002, U.S.$885.0 million or 65.4% was hedged with cross-currency interest rate exchange agreements at an average exchange rate of $1.4466 to U.S.$1.00.

The cross-currency interest rate exchange agreements have the effect of converting the interest rate on U.S.$500.0 million of long-term debt from an average U.S. dollar fixed interest rate of 9.63% per annum to a weighted average Canadian dollar fixed interest rate of 10.29% per annum on $779.7 million. The interest rate on an additional U.S.$385.0 million has been converted from a U.S. dollar fixed interest rate of 9.38% per annum to $500.5 million at a weighted average floating interest rate equal to the Canadian bankers' acceptance rate plus 2.35% per annum, which totaled 5.11% at December 31, 2003, compared to 5.22% at December 31, 2002.

Total long-term debt at fixed interest rates at December 31, 2002 and 2003 was $1,170.6 million and $1,571.1 million, or 72.5% and 71.1%, respectively, of total long-term debt. The Company's effective weighted average interest rate on all long-term debt as at December 31, 2003, including the effect of the interest rate and cross-currency exchange agreements, was 8.32% per annum, compared to 8.42% at December 31, 2002.

The Company will continue to monitor its hedged position with respect to interest rate and foreign exchange fluctuations and, depending upon market conditions and other factors, may adjust its hedged position with respect to foreign exchange fluctuations or interest rates in the future by unwinding certain existing hedges and/or by entering into new cross-currency interest rate exchange agreements or by using other hedging instruments.

The following table summarizes the effect of changes in the foreign exchange rate on the unhedged portion of the Company's U.S. dollar-denominated debt and the resulting change in the principal carrying amount of debt, interest expense and earnings per share based on a full year impact.

Change in Cdn$ vs. US$[1]	Change in debt principal amount ($ millions)	Change in interest expense ($ millions)	Earnings per share[2]
$0.01	$ 4.7	$ 0.4	$ 0.036
0.03	14.0	1.2	0.108
0.05	23.4	2.1	0.179
$0.10	$ 46.8	$ 4.1	$ 0.359

1 Canadian equivalent of unhedged U.S. dollar-denominated debt if U.S. dollar costs an additional Canadian cent.

2 Assumes no income tax effect. Based on the number of basic shares outstanding as at December 31, 2003.

At December 31, 2003, interest expense would have increased by $6.4 million per year if there was a 1% increase in the interest rates on the portion of the Company's long-term debt that is not at fixed interest rates.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

The Company has entered into a number of intercompany agreements with RCI, the Company's parent, and its other subsidiaries. These agreements govern the management, commercial and cost-sharing arrangements that the Company has with RCI and its other subsidiaries, including Rogers Cable. The Company also has entered into a number of agreements with AT&T Wireless, which holds a significant equity interest in the Company and other companies previously affiliated with AT&T Wireless. The AT&T Wireless agreements principally relate to commercial matters and the Company's corporate governance. The RCI and AT&T Wireless agreements and arrangements are summarized below.

The Company monitors intercompany and related party agreements to ensure the agreements remain beneficial to the Company. The Company continually evaluates the expansion of existing arrangements and the entry into new agreements. The Company's agreements with the Rogers group of companies have historically focused on areas of operations in which joint or combined services provide efficiencies of scale or other synergies. For example, beginning in late 2001, RCI began managing the customer call centre operations of both the Company and Rogers Cable, with a goal of improving productivity, increasing service levels and reducing cost.

Most recently, the Company's arrangements with RCI and its other subsidiaries are increasingly focusing on sales and marketing activities. In February 2004, the Company's board of directors approved two additional arrangements between Rogers Cable and the Company:

- *Distribution.* The Company will provide management services to Rogers Cable in connection with the distribution of Rogers Cable products and services through retail outlets and dealer channels and will also manage Rogers Cable's e-commerce relationships. The Company also may manage other distribution relationships for Rogers Cable if mutually agreed upon by Rogers Cable and the Company.
- *Rogers Business Services.* The Company will establish a division, Rogers Business Solutions, that will provide a single point of contact to offer the full range of the Company's products and services and Cable's products and services to small and medium businesses and, in the case of telecommunication virtual private network services, to corporate business accounts and employees.

The definitive terms and conditions of the agreements between Rogers Cable and the Company relating to these arrangements will be subject to the approval of the audit committee of the Company's board of directors.

In addition, the Company continues to look for other operations and activities that it can share or jointly operate with other companies within the Rogers group. Specifically, the Company is considering the expansion of intercompany arrangements relating to sales and marketing activities as well as other arrangements that may result in greater integration with other companies within the Rogers group. The Company may also provide billing and other services to Rogers Cable in connection with its launch of local telephony services. In the future, market conditions may require the Company to further strengthen its arrangements to better coordinate and integrate its sales and marketing and operational activities with its affiliated companies. Any new arrangements, including the proposed new arrangements described above, will be entered into only if the Company believes such arrangements are in the Company's best interest.

AT&T Arrangements

In November 1996, the Company entered into a long-term strategic alliance with AT&T Corp. ("AT&T"), AT&T's affiliate, AT&T Canada Enterprises Inc. ("AT&T Canada Enterprises") and its then affiliates, AWE and AT&T Canada Inc. ("AT&T Canada"). AT&T Canada, now renamed Allstream Inc., offers local and long-distance telephone and data transmission services to business customers in Canada. This strategic alliance included, among other things, a brand licence agreement under which the Company was granted a licence to use, on a co-branded basis, the AT&T brand in connection with the marketing of wireless communications services.

In 1999, the Company entered into a renewed long-term strategic alliance with AWE, AT&T Canada Enterprises and AT&T Canada involving a number of agreements. In January 2003, the Company's supply and marketing agreement and non-competition agreement with AT&T Canada were terminated. The relevant agreements between the Company and AWE, AT&T Canada Enterprises or AT&T Canada, as applicable, are described below.

Brand Licence Agreement

The Company entered into an amended brand licence agreement with AT&T Canada Enterprises under which it was granted a licence to use the AT&T brand on a co-branded basis in connection with the marketing of the Company's wireless services. In December 2003, the Company and AT&T Canada Enterprises amended the brand licence agreement to permit the Company to terminate the agreement at any time, but not later than March 31, 2004. The Company has given notice of termination that will become effective March 8, 2004. Following a windup period of nine months, the Company will cease to use the AT&T brand and will thereafter carry on business as Rogers Wireless. The Company is required to pay a royalty of approximately $2.5 million per month to AT&T Canada Enterprises during the windup period until the Company ceases to advertise using the AT&T brand.

AWE Investment in the Company

In 1999, as part of the renewed strategic alliance, AT&T Corp. and British Telecommunications plc ("BT") created JVII, a partnership that was 50% indirectly owned by each of AT&T Corp. and BT. Through JVII, AT&T Corp. and BT acquired an equity interest of approximately 33¹/₃% in the Company for a purchase price of approximately $1.4 billion in 1999. In preparation for its spin-off of AWE, AT&T Corp. transferred its interest in JVII to AWE. In June 2001, AWE acquired BT's interest in JVII. Also in 2001, through JVII, AWE participated in an equity rights offering to finance the Company's acquisition of additional spectrum licences. AWE's equity interest in the Company is currently approximately 34.2%. As described below, there are certain rights and restrictions associated with any future sale of this interest in Rogers Wireless that JVII might contemplate.

Mobile Wireless Marketing, Technology and Services Agreement

The Company entered into an amended and restated mobile wireless marketing, technology and services agreement with AWE that enables them to share marketing and technology information and requires the parties to work together to develop networks with common features for their respective subscribers. This agreement may be terminated at any time by either party. No amounts are payable under the agreement.

Roaming Agreements

The Company maintains a reciprocal roaming agreement with AWE whereby AWE provides wireless communications services to the Company's subscribers when they travel to the U.S. and the Company provides the same services to AWE subscribers when they travel to Canada. This agreement may be terminated upon short notice by either party.

Over-the-Air Activation Agreement

The Company currently utilizes the services of AWE for automated "over-the-air" ("OTA") programming of subscriber handsets. The current agreement with AWE expires March 31, 2004, at which time the Company will assume responsibility for OTA programming.

Shareholders' Agreement

In connection with the JVII investment described above, the Company, RCI, and JVII entered into a shareholders' agreement. Pursuant to the shareholders' agreement, RCI has agreed as a shareholder of the Company to cause JVII to have the following rights:

- various governance rights with respect to the Company and its wholly-owned subsidiary, RWI, including the ability to nominate four directors to each Board of Directors and representation on each committee of such Boards of Directors;
- the ability to nominate any Chief Technology Officer for the Company or RWI;
- the requirement for JVII's consent to certain transactions involving the Company or RWI including:
  - a sale of all or substantially all of its assets, including a sale of control of RWI;
  - a decision by the Company or any of its subsidiaries including RWI to carry on a business other than specified wireless businesses;
  - certain issuances of equity securities by the Company;
  - the entering into by the Company with certain competitors of AWE of any material contract which is outside the ordinary course of business of the Company;
  - certain amalgamations, mergers or business combinations;
  - certain business combinations;
  - the entering into of certain related party transactions;

- the issuance of indebtedness by the Company that would result in total indebtedness for borrowed money outstanding in excess of five times earnings before interest, taxes, depreciation and amortization ("EBITDA") based on 12-month trailing EBITDA calculated on a consolidated basis;
- the grant by RCI to JVII of a right of to make a first offer and a right of first negotiation in respect of that offer if RCI wishes to transfer its shares of RWCI (other than to members of the Rogers group of companies or pursuant to other exceptions).

The shareholders' agreement also provides for, among other things:

- JVII's agreement to support any going-private transaction relating to the Company which is initiated by RCI and which does not dilute JVII's equity and voting interest in the Company, subject to certain liquidity rights in favour of AWE;
- a requirement that JVII convert all of the Class A Multiple Voting Shares owned by it into Class B Restricted Voting Shares if any person other than AWE and permitted transferees become the beneficial owners of, directly or indirectly, more than a majority of the equity shares of JVII, or have the power, in law or in fact, to direct the management and policies of JVII;
- the grant by RCI to JVII of the right to make a first offer, and a right of first negotiation in respect to that offer, if RCI wishes to sell any shares of the Company (other than to members of the Rogers group of companies, the Rogers Family or pursuant to other exceptions);
- the grant by JVII to RCI of the right to make a first offer, and a right of first negotiation in respect to that offer, if JVII decides to sell any of its shares of the Company;
- certain shotgun rights of first refusal in the event that a material competitor of AWE acquires control of RCI at a time when, among other requirements, the Brand Licence Agreement is in effect (the Company on March 8, 2004 will begin transitioning its branding to Rogers Wireless from Rogers AT&T Wireless); and
- the Company has agreed that if the Company proposes to issue treasury shares, each of RCI and JVII has a pre-emptive right to purchase additional shares of the Company in order to maintain their respective voting and equity interests in the Company (subject to exceptions).

If JVII notifies RCI that it wishes to sell all or any portion of its shares of the Company and if RCI does not purchase those shares under its right of first offer and right of first negotiation, JVII may sell the shares to third parties provided, amongst other things, that (i) any Class A Multiple Voting Shares of the Company to be sold are first converted into Class B Restricted Voting Shares, (ii) such shares are sold to any third party at a price greater than the highest price offered to RCI under its right of first offer and first negotiation and (iii) JVII may not sell to any one third party, shares representing more than 5% of the equity of the Company (or 10% in the case of certain service providers to the Company) to any one party.

The shareholders' agreement terminates in certain circumstances, including (subject to exceptions) in the event that JVII ceases to own at least 20% of the equity shares of the Company.

Concurrently with entering into of the shareholders' agreement, the Company entered into a registration rights agreement with JVII. Under that agreement, in connection with a sale by JVII of shares of the Company to a third party or parties, JVII is entitled, subject to certain limitations, to require the Company to qualify the sale of such shares pursuant to a prospectus or registration statement filed with Canadian or U.S. securities regulators.

RCI Arrangements

Management Services Agreement

The Company has entered into a management services agreement with RCI under which RCI provides executive, administrative, financial, strategic planning, information technology and various additional services to the Company. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PP&E expenditure proposals), treasury services, service to the Company's Boards of Directors and committees of the Boards of Directors, and advice and assistance on relationships with employee groups, internal audits, investor relations, purchasing and legal services. In return for these services, the Company has agreed to pay RCI fees equal to the greater of $8 million per year (adjusted for changes in the Canadian Consumer Price Index from January 1, 1991) and an amount determined by both RCI and the independent directors serving on the Company's Audit Committee. The Company also has agreed to reimburse RCI for all out-of-pocket expenses incurred with respect to services provided to it by RCI under the management services agreement.

Call Centres

The Company is a party to an agreement with RCI pursuant to which RCI provides customer service functions through its call centres. The Company pays RCI commissions for new subscriptions, products and service options purchased by subscribers through the call centres. The Company reimburses RCI for the cost of providing these services based on the actual costs incurred. The Company is not obligated to pay additional amounts and may receive a refund if costs, based on actual call volume multiplied by an agreed upon cost per call rate, are higher than actual costs. In addition, the Company owns the assets used in the provision of services. This agreement is for an indefinite term and is terminable upon ninety days notice.

Invoicing of Common Customers

Pursuant to an agreement with Rogers Cable, the Company purchases the accounts receivable of Rogers Cable for common subscribers who elect to receive a consolidated invoice. The Company is compensated for costs of bad debts, billing costs and services and other determinable costs by purchasing these receivables at a discount. The discount is based on actual costs incurred for the services provided and is reviewed periodically. This agreement is for a term of one year.

Accounts Receivable

RCI manages the subscriber account collection activities of the Company. The Company is responsible, however, for the costs incurred in the collection and handling of the Company's accounts.

Real Estate

The Company leases, at market rates, office space to RCI and RCI's subsidiaries. RCI also manages the real estate leased or owned by the Company. The Company reimburses RCI for the costs it incurs based on various factors, including the number of sites managed and employees utilized.

Wireless Services

The Company provides wireless services to RCI and its subsidiaries. The fees received by the Company are based on actual usage at market rates.

Distribution of Company's Products and Services

Rogers Cable and the Company have entered into an agreement for the sale of the Company's products and services through the Rogers Video retail outlets owned by Rogers Cable. The Company pays Rogers Cable commissions for new subscriptions equivalent to amounts paid to third-party distributors.

Distribution of Rogers Cable's Products and Services

The Company has agreed to provide retail field support to Rogers Cable and to represent Rogers Cable in the promotion and sales of its business products and services. Under the retail field support agreement, the Company's retail sales representatives receive sales commissions for achieving sales targets with respect to Rogers Cable's products and services, the cost of which to the Company is reimbursed by Rogers Cable.

Transmission Facilities

The Company has entered into agreements with Rogers Cable to share the construction and operating costs of certain co-located fibre-optic transmission and microwave facilities. The costs of these facilities are allocated based on usage or ownership, as applicable. Since there are significant fixed costs associated with these transmission links, the Company has achieved economies of scale by sharing these facilities with Rogers Cable, resulting in reduced capital costs.

In addition, the Company receives payments from Rogers Cable for the use of its data, circuits, data transmission and links. The price of these services is based on usage.

Advertising

The Company advertises its products and services through radio stations and other media outlets owned by Rogers Media. The Company receives a discount from the customary rates of Rogers Media.

Other Cost Sharing and Services Agreements

The Company has entered into other cost sharing and services agreements with RCI and its subsidiaries in the areas of accounting, purchasing, human resources, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. Generally, these services are provided to the Company and other RCI subsidiaries by RCI and have renewable terms of one year and may be terminated by either party on 30 to 90 days notice. To the extent that RCI incurs expenses and makes PP&E expenditures, these costs are typically reimbursed by the Company, on a cost recovery basis, in accordance with the services provided on behalf of the Company by RCI.

Corporate Opportunity

The Company has agreed with RCI under a business areas and transfer agreement that RCI will, subject to any required regulatory, lender or other approvals, continue to conduct all of its cellular telephone operations and related mobile communications businesses through the Company.

In July 1999, the business areas and transfer agreement was amended to permit RCI and its subsidiaries, other than the Company and its subsidiaries, to resell the wireless communications services and products that the Company may agree to supply to RCI and its subsidiaries.

RCI has also agreed with the Company that if RCI acquires, through one or more transactions, a controlling interest in assets or operations that are within Rogers Wireless' permitted businesses, as described below, RCI will, subject to any required regulatory, lender or other approvals, promptly offer to transfer RCI's interest in those assets and operations to Rogers Wireless for a purchase price equal to RCI's cost, if readily determinable, or otherwise RCI's determination of fair value of the assets, plus, in either case, costs and expenses incurred by RCI in transferring the assets and operations to Rogers Wireless. If RCI's determination of fair value with respect to any such offer is in excess of $10.0 million and if the Company's independent directors disagree with such determination, then the fair value shall be determined by an independent appraiser chosen by the independent directors of the Company.

In order to reduce difficulties that may arise in allocating business opportunities, the Company's Articles of Incorporation, as amended, provide that, unless the holders of a majority of its Class A Multiple Voting Shares otherwise consent, it is prohibited from engaging, directly or indirectly through its subsidiaries, in businesses other than (i) the business that it engaged in on June 17, 1991 and (ii) mobile communications services. At present, RCI holds the majority of the Company's Class A Multiple Voting Shares.

Mobile communications services are defined as communications services where either the terminal from which the communications originated or on which the communications are alternately received or both, are mobile radio communications devices (including, in each case, mobile communications devices that are being used in a fixed mode). These include, but are not limited to, cellular telephone equipment sales and related services, paging and mobile voice/data equipment sales and related services, local area personal communications networks and all activities reasonably necessary or incidental thereto.

In August 1999, as part of the shareholders' agreement with JVII, RCI irrevocably consented to the Company and its subsidiaries carrying on wireline telecommunications businesses outside of the cable territories operated by affiliates of RCI, subject to the Company complying with its contractual and other legal obligations to JVII. The foregoing limitations automatically terminate and the Company may thereafter engage in any lawful business at such time as RCI no longer holds, directly or indirectly, capital stock of the Company representing 20% or more of the combined voting power of all of its outstanding capital stock.

The Company's Articles of Incorporation provide that neither it nor any shareholder of Rogers Wireless will have a claim against RCI or any director or officer thereof, or of an affiliate, for a breach of a fiduciary duty on account of a diversion of a corporate opportunity unless:

- the opportunity related solely to a business in which the Company is authorized to engage, and
- the Company's directors who are not affiliated with RCI have not disclaimed the opportunity by majority vote thereof.

For purposes of the Company's Articles of Incorporation, "solely" means, with respect to any entity, that 80% or more of its revenues or assets is derived from or dedicated to businesses in which the Company is permitted to engage. Notwithstanding such limitations on liability in the Company's Articles of Incorporation, the Company's directors and officers are subject to a statutory duty of good faith under the Canada Business Corporations Act and this duty is not waived by the provisions of the Company's Articles of Incorporation.

Minority Shareholder Protection Agreement

The Company has entered into a shareholder protection agreement with RCI that extends certain protections to holders of the Company's Class B Restricted Voting Shares ("RWCI's Restricted Voting Shares"). The Company has agreed with RCI that:

- in respect to a "going-private" transaction involving the Company proposed by RCI or insiders, associates or affiliates thereof:
  - a formal valuation of RWCI's Restricted Voting Shares will be prepared by an independent valuer,
  - the consideration offered per share will not be less than the value or will be within or exceed the range of values per share arrived at in the formal valuation, and
  - such transaction will be subject to approval by the majority of the minority of RWCI's Restricted Voting Shares (minority shareholders will exclude the Company's affiliates); and
- in respect to an issuer bid or insider bid made by RCI or any of its subsidiaries relating to the Company:
  - a formal valuation will be prepared by an independent valuer, and
  - the consideration offered per share to holders of RWCI's Restricted Voting Shares will not be less than 66⅔% of the value (or of the midpoint of the range of values) arrived at in the formal valuation.

The Company and RCI have also agreed under the terms of the shareholder protection agreement that a committee of independent directors of the Company will be responsible for the selection of the independent valuer and will review and report to the Board of Directors on any transaction. The Board of Directors will be required to disclose its reasonable belief as to the desirability or fairness of the transaction to holders of RWCI's Restricted Voting Shares.

The shareholder protection agreement provides certain instances in which a transaction is not subject to the valuation and minority approval requirements, including if the price to be offered to all shareholders is arrived at through arm's length negotiations with a selling holder of a sizeable block of RWCI's Restricted Voting Shares, provided such holder had full knowledge and access to information concerning the Company. Further, a going-private transaction will not be subject to minority shareholder approval where 90% or more of the outstanding RWCI's Restricted Voting Shares are held by RCI or its affiliates. RCI has agreed that, so long as RCI owns or controls shares representing 50% or more of the voting interest of the shares of the Company, RCI will not vote any of RWCI's Restricted Voting Shares which it may own or control with respect to the election of the three directors to be elected by the holders of RWCI's Restricted Voting Shares as a class.

The provisions of the shareholder protection agreement may not be waived or amended by the Company or RCI without the approval of the majority of holders of RWCI's Restricted Voting Shares, excluding any holder who was an affiliate of the Company. The rights and obligations under the shareholder protection agreement are in addition to any applicable requirements of law and regulatory authorities.

Summary of Charges From (To) Related Parties

The following table provides a summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts:

(in thousands of dollars)	2003	2002
RCI:		
Management fees	$ 11,336	$ 11,006
Rent income	(7,980)	(8,144)
Wireless products and services	(978)	(79)
Cost of shared operating expenses	192,292	208,257
Cost of PP&E[1]	24,656	37,418
	219,326	248,458
Cable:		
Wireless products and services for resale	(14,926)	(10,116)
Subscriber activation commissions and customer service	9,511	8,817
Rent income	(3,516)	(3,587)
Wireless products and services	(2,355)	(2,214)
Consolidated billing services	(1,499)	(655)
Transmission facilities usage	440	440
	(12,345)	(7,315)
Media:		
Advertising	3,000	2,940
Rent income	(8,493)	(1,881)
Wireless services	(516)	(181)
	(6,009)	878
AWE:		
Roaming revenue	(13,030)	(13,910)
Roaming expense	13,628	18,028
Over-the-air activation	292	680
	890	4,798
	$ 201,862	$ 246,819

1 Cost of PP&E relates primarily to expenditures on information technology infrastructure and call centre technologies.

The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and RCI. During 2003 and 2002, total amounts paid by the Company to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $1.5 million and $1.7 million, respectively, and for interest charges aggregated $12.0 million and $8.3 million, respectively.

OUTSTANDING SHARE DATA

Set out below is the outstanding share data for the Company as at December 31, 2003. For additional detail, please see Note 9 to the Consolidated Financial Statements.

Common Shares	
Class A Multiple Voting	90,468,259
Class B Restricted Voting	51,430,178
Options to Purchase Class B Restricted Voting Shares	
Outstanding Options	4,227,097
Exercisable Options	2,291,372

DIVIDENDS

The Company did not pay dividends in 2003 or 2002.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Contractual Obligations

The Company's material obligations under firm contractual arrangements are summarized below as at December 31, 2003. See also Notes 8(j) and 16(b) of the Consolidated Financial Statements.

Contractual Obligations

	Payments due by period				
(in thousands of dollars)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Long-term debt[1]	$ –	$ 160,000	$ 1,053,485	$ 833,469	$ 2,046,954
Mortgages and capital leases	2,378	23,579	228	–	26,185
Operating leases	34,394	54,526	26,330	19,342	134,592
Purchase obligations[2]	75,354	19,362	22,948	5,811	123,475
Other long-term liabilities reflected on the Balance Sheet under GAAP	–	–	–	–	–
Total	$ 112,126	$ 257,467	$ 1,102,991	$ 858,622	$ 2,331,206

1 The bank credit facility will mature on May 31, 2006, if the Company's Senior Secured Notes due 2006 are not repaid (by financing or otherwise) on or prior to December 31, 2005. If these notes are repaid, then the bank credit facility will mature on September 30, 2007 if the Company's Senior Secured Notes due 2007 are not repaid (by financing or otherwise) on or prior to April 30, 2007.

2 Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, the Company incurs expenditures for other items that are volume-dependent. An estimate of what the Company will spend in 2004 on these items is as follows:

(i) The Company is required to pay annual spectrum licensing and CRTC contribution fees to Industry Canada. The Company estimates its total payment obligations to Industry Canada will be approximately $60.0 million in 2004.

(ii) Payments to acquire customers in the form of commissions and payments to retain customers in the form of residuals are made pursuant to contracts with distributors and retailers. The Company estimates that payments to distributors and retailers will be approximately $340.0 million in 2004.

(iii) The Company is required to make payments to other communications providers for interconnection, roaming and other services. The Company estimates the total payment obligation to be approximately $145.0 million in 2004.

(iv) The Company estimates its total payments to a major network infrastructure supplier to be approximately $165.0 million in 2004.

OPERATING RISKS AND UNCERTAINTIES

The Company's business is subject to several operating risks and uncertainties that could result in a material adverse effect on its business and financial results as outlined below.

Risk of Insufficient Future Demand for Advanced Services

It is expected that a substantial portion of future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly and as discussed above, the Company has invested and continues to invest significant capital resources in the development of its GSM/GPRS network in order to offer these services, and also intends to invest capital resources in the deployment of EDGE technology across its GSM/GPRS network. However, consumers may not provide sufficient demand for these advanced wireless services. Alternatively, Rogers Wireless may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Rogers Wireless' failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless services, would slow revenue growth and have a material adverse effect on the Company's business and financial condition.

Potential Competitiveness or Compatibility of EDGE technology

The deployment by Rogers Wireless of EDGE technology may not be competitive or compatible with other technologies. While Rogers Wireless and AWE have selected this technology as an evolutionary step from their current to future networks, there are other competing technologies that are being developed and implemented by the wireless industry. None of the competing technologies are directly compatible with each other. If the next generation technology that gains the most widespread acceptance is not compatible with Rogers Wireless' networks, competing services based on such alternative technology may be preferable to subscribers.

Potential Impact of Change in Foreign Ownership Legislation

The Company could face increased competition if, as discussed in the "Overview of Government Regulation and Regulatory Developments" section above, there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, through the acquisition of either wireless licences or of a holder of wireless licences. Such companies could have significantly greater capital resources than the Company. The Company supports removal of the limits on foreign ownership and control and believes that removal would give the Company greater access to lower cost capital.

Potential Effect of Wireless Industry Pricing

Aggressive pricing by industry participants in previous years caused significant reductions in Canadian wireless communications pricing. Rogers Wireless believes that competitive pricing is a factor in causing churn. It cannot predict the extent of further price competition and customer churn into the future, but it anticipates some ongoing re-pricing of its existing subscriber base, as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than Rogers Wireless' existing customers, which could slow revenue growth.

The Company cannot anticipate what, if any, impact new wireless communications services or lower prices could have on overall market growth. It intends to compete vigorously for all customer segments, focusing on the business, consumer and youth segments, and in all Canadian geographic markets based on the strengths of its extensive networks and broad digital services coverage, strong brands and wide distribution presence.

CRTC Revenue-Based Contribution Scheme

Commencing January 1, 2001, Rogers Wireless was required to make payments equal to an annual percentage of adjusted revenues in accordance with the new revenue-based contribution scheme. The percentage of adjusted revenues payable is revised annually by the CRTC. The CRTC has announced a contribution levy of 1.1% as both the final rate for 2003 and the interim rate for 2004. While the rate has been reduced modestly over each of the last two years, the Company cannot anticipate the final rate for 2004 or the rates for future years. An increase in the rate would have a negative impact on operating profits.

3G Spectrum Allocation

As discussed in the "Overview of Government Regulation and Regulatory Developments" section above, Industry Canada has released a proposed policy regarding 3G spectrum allocation and a proposed time frame for a 3G spectrum auction in the 2005 to 2006 time frame. The spectrum frequency range for 3G has not been fully resolved but will likely bear a close resemblance to the U.S. allocation. Should the cost of acquiring such spectrum in the proposed auction be greater than currently anticipated by the Company, this could create a significant capital funding requirement for the Company.

Capital Resource Requirement

The operation of the Company's wireless communications network, the marketing and distribution of its products and services, and the continued evolution of network technology will continue to require significant capital resources. The Company may not generate or have access to sufficient capital to fund these expected future requirements.

Alleged Links Between Radio Frequency Emissions and Health Concerns

Occasional media and other reports have highlighted alleged links between radio frequency emissions from wireless handsets and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that radio frequency emissions are directly attributable to such health issues, concerns over radio frequency emissions may discourage the use of wireless handsets or expose the Company to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. The Company is unable to predict the nature or extent of any such potential restrictions.

Legislation on Wireless Handset Usage While Driving

Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones, but permitting the use of hands-free devices, was passed in Newfoundland and Labrador in late 2002, with implementation in April 2003. Legislation has been proposed in other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. If laws are passed prohibiting or restricting the use of wireless handsets while driving, it could have the effect of reducing subscriber usage. Additionally, concerns over the use of wireless handsets while driving could potentially lead to litigation relating to accidents, deaths or bodily injuries.

Dependence on Infrastructure and Handset Vendors

The Company has relationships with a small number of key network infrastructure and handset vendors. The Company does not have operational or financial control over its key suppliers and has limited influence over how they conduct their businesses. Failure of one of the Company's network infrastructure suppliers could delay programs to provide additional network capacity or new capabilities and services across the business. Although the Company has not been materially affected by supply problems in the past, handsets and network infrastructure suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, or fail to develop and deliver handsets that satisfy the Company's customers' demands, this may have a negative impact on the Company's business, financial condition and results of operations. Similarly, interruptions in the supply of equipment for the Company's networks could impact the quality of its service or impede network development and expansion.

Disaster Recovery

Rogers Wireless uses industry standard network and information technology security, survivability and disaster recovery practices. Security breaches and disasters may occur that are beyond the scope of Rogers Wireless' ability to recover without significant service interruption and commensurate revenue and customer loss.

Wireless Local Number Portability in Canada

Over the past several years, certain countries in Europe and Asia have implemented wireless local number portability ("LNP"). In November 2003, as mandated by the Federal government, the U.S. wireless industry began the implementation of wireless LNP. Wireless LNP involves porting wireless phone numbers to other wireless companies, but can also involve porting phone numbers between wireline and wireless companies. The implementation of wireless LNP systems and capabilities represents significant costs for the carriers in a country to deploy. There has been no regulatory mandate for the implementation of wireless LNP in Canada. However, if wireless LNP were to be required, this would require carriers, including the Company, to incur implementation costs which could be significant and once implemented could cause an increase in churn among Canadian wireless carriers, including Rogers Wireless.

AWE Investment in the Company

At December 31, 2003, the Company was 34.2% owned by AWE. AWE has recently reported that it is exploring its strategic alternatives, including a possible sale of its interest in the Company. Any decision by AWE or a successor company to sell all or a portion of its shares in the Company is subject to the terms of a shareholders' agreement, as described above in the "Intercompany and Related Party Transactions – Shareholders' Agreement" section.

The Company does not know AWE's intentions with respect to its investment in Rogers Wireless. Any change in the AWE relationship could result in changes to, including termination of, the mobile wireless marketing, technology and services agreement or roaming agreement, as described in the "Intercompany and Related Party Transactions – AT&T Arrangements" section above.

Regulatory Risks

As discussed in the "Overview of Government Regulation and Regulatory Developments" section above, the Company's operations are subject to government regulation that could have adverse effects on its business.

Information Technology Systems

The day-to-day operation of the Company's business is highly dependent on information technology systems. An inability to enhance its information technology systems to accommodate additional customer growth and support new products and services could have an adverse impact on its ability to acquire new subscribers, manage subscriber churn, produce accurate and timely subscriber bills, generate revenue growth and manage operating expenses, all of which could adversely impact the Company's financial results and financial position.

In addition, the Company uses standard network and information technology security, survivability and disaster recovery practices. Approximately 1,400 of its employees and critical elements of the Company's network infrastructure and information technology systems are located at its corporate offices in Toronto. In the event that the Company cannot access these facilities, as a result of a natural or man-made disaster or otherwise, its operations and financial results could be adversely impacted.

Five-Year Financial Summary

(thousands of dollars, except per share amounts) Years ended December 31	2003	2002	2001	2000	1999
Income Statement					
Postpaid (voice and data)	$ 1,920,993	$ 1,632,874	$ 1,457,143	$ 1,338,988	$ 1,164,670
Prepaid	91,255	91,151	71,068	42,530	23,849
One-way messaging	27,565	35,238	43,632	55,992	51,793
Network revenue	2,039,813	1,759,263	1,571,843	1,437,510	1,240,312
Equipment revenue	242,390	206,664	181,302	201,594	178,267
Total operating revenue[1]	2,282,203	1,965,927	1,753,145	1,639,104	1,418,579
Operating profit[2]	716,236	516,681	401,261	400,550	412,477
Net income (loss)	$ 137,841	$ (90,705)	$ (224,692)	$ (90,667)	$ 8,582
Cash flow from operations[3]	$ 521,957	$ 310,641	$ 211,773	$ 262,870	$ 318,960
PP&E expenditures (excluding spectrum licence costs)[4]	$ 411,933	$ 564,552	$ 654,457	$ 525,993	$ 400,959
Per Share					
Weighted average outstanding number of shares (000s)	141,773	141,608	135,652	122,366	103,902
Net income (loss) per share	$ 0.97	$ (0.64)	$ (1.66)	$ (0.74)	$ 0.08

As at December 31 (thousands of dollars)	2003	2002	2001	2000	1999
Balance Sheet					
Property, plant and equipment, net	$ 2,299,919	$ 2,371,133	$ 2,252,328	$ 1,972,110	$ 1,778,545
Total assets	3,107,343	3,185,004	3,055,895	2,310,168	2,081,230
Long-term debt	2,209,603	2,360,075	2,305,683	1,443,756	1,413,792
Total liabilities	2,664,263	2,884,548	2,667,554	2,120,220	1,809,236
Shareholders' equity (deficiency)	443,080	300,456	388,341	189,948	271,994

1 Previous years have been reclassified to conform to the current presentation.

2 As previously defined. See "Key Performance Indicators – Operating Profit and Operating Profit Margin" section.

3 Cash flow from operations before changes in non-cash operating items.

4 *Spectrum licences for the deployment of next generation wireless services across Canada were acquired in February 2001 at a total cost of $396.8 million.*

Quarterly Summary 2003

(in thousands of dollars, except per share amounts and subscriber information)	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Income Statement				
Operating revenue[1]				
Postpaid (voice and data)	$ 506,984	$ 512,803	$ 466,780	$ 434,426
Prepaid	27,242	21,172	21,720	21,121
One-way messaging	6,442	6,815	6,848	7,460
Network revenue	540,668	540,790	495,348	463,007
Equipment revenue	84,016	59,002	52,500	46,872
Total operating revenue	624,684	599,792	547,848	509,879
Operating expenses				
Cost of equipment sales	83,602	58,476	54,030	48,371
Sales and marketing costs	172,873	121,044	115,918	112,881
Operating, general and administrative costs	201,288	197,977	195,354	192,817
Management fees	2,834	2,834	2,834	2,834
Total operating expenses	460,597	380,331	368,136	356,903
Operating profit[2]	164,087	219,461	179,712	152,976
Depreciation and amortization	145,174	129,069	125,232	119,124
Operating income	18,913	90,392	54,480	33,852
Interest expense	46,558	49,339	49,601	48,008
Foreign exchange gain	27,462	2,008	53,483	52,289
Other income (expense)	–	851	134	(124)
Income taxes	1,534	(1,171)	(1,378)	(1,378)
Net income	$ 1,351	$ 42,741	$ 57,118	$ 36,631
Net income per share – basic and diluted	$ 0.01	$ 0.30	$ 0.40	$ 0.26
Operating profit margin[2]	30.3%	40.6%	36.3%	33.0%
Cash flow from operations[3]	$ 119,366	$ 169,516	$ 128,969	$ 104,106
PP&E expenditures	119,068	116,379	98,793	77,693
Property, plant and equipment, net	2,299,919	2,302,200	2,311,014	2,333,578
Total assets	3,107,343	3,140,001	3,109,691	3,117,942
Long-term debt	2,209,603	2,199,321	2,309,708	2,362,282
Shareholders' equity	$ 443,080	$ 439,013	$ 395,421	$ 337,596
Wireless subscribers[4]	3,789,400	3,616,700	3,501,600	3,458,300
One-way messaging subscribers	241,300	258,400	273,200	289,100

1 Previous year quarterly comparisons have been reclassified to conform to current presentation.

2 As previously defined. See "Key Performance Indicators – Operating Profit and Operating Profit Margin" section.

3 Cash flow from operations before changes in non-cash operating items.

4 Wireless subscribers consist of Postpaid (voice and data) and prepaid. Previous year quarterly comparisons have been reclassified to conform to current presentation.

Quarterly Summary 2002

(in thousands of dollars, except per share amounts and subscriber information)	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Income Statement				
Operating revenue[1]				
Postpaid (voice and data)	$ 432,037	$ 426,858	$ 402,047	$ 371,932
Prepaid	21,238	26,869	22,419	20,625
One-way messaging	8,304	8,851	9,016	9,067
Network revenue	461,579	462,578	433,482	401,624
Equipment revenue	64,073	57,655	48,234	36,702
Total operating revenue	525,652	520,233	481,716	438,326
Operating expenses				
Cost of equipment sales	68,465	58,043	47,641	35,799
Sales and marketing costs	146,583	110,461	106,653	99,087
Operating, general and administrative costs	187,455	190,823	194,641	192,589
Management fees	2,751	2,752	2,751	2,752
Total operating expenses	405,254	362,079	351,686	330,227
Operating profit[2]	$ 120,398	$ 158,154	$ 130,030	$ 108,099
Change in estimate of sales tax and CRTC contribution liabilities	–	–	–	(12,331)
Depreciation and amortization	120,157	116,646	110,802	109,528
Operating income	241	41,508	19,228	10,902
Interest expense	49,647	50,105	48,075	47,480
Foreign exchange gain (loss)	3,095	(27,182)	30,938	(441)
Gain on repayment of long-term debt	8,238	22,759	–	–
Other income	335	4	1	77
Income taxes	(1,129)	(1,127)	(1,426)	(1,576)
Net income (loss)	$ (38,867)	$ (14,143)	$ 733	$ (38,428)
Net income (loss) per share – basic and diluted	$ (0.27)	$ (0.10)	$ –	$ (0.27)
Operating profit margin[2]	26.1%	34.2%	30.0%	26.9%
Cash flow from operations[3]	$ 70,229	$ 106,796	$ 81,309	$ 52,307
PP&E expenditures	188,305	126,016	149,036	101,195
Property, plant and equipment, net	2,371,133	2,299,109	2,287,385	2,246,546
Total assets	3,185,004	3,059,756	3,052,364	3,053,932
Long-term debt	2,360,075	2,254,038	2,358,443	2,267,917
Shareholders' equity	$ 300,456	$ 338,815	$ 352,385	$ 351,301
Wireless subscribers[4]	3,408,000	3,256,900	3,164,500	3,097,100
One-way messaging subscribers	302,300	316,600	333,300	348,800

1 Previous year quarterly comparisons have been reclassified to conform to current presentation.

2 As previously defined. See "Key Performance Indicators – Operating Profit and Operating Profit Margin" section.

3 Cash flow from operations before changes in non-cash operating items.

4 Wireless subscribers consist of Postpaid (voice and data) and prepaid. Previous year quarterly comparisons have been reclassified to conform to current presentation.

Management's Responsibility for Financial Reporting

December 31, 2003

The accompanying consolidated financial statements of Rogers Wireless Communications Inc. and its subsidiaries and all the information in Management's Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts that are based on the best estimates and judgements of management, and in their opinion present fairly, in all material respects, Rogers Wireless Communications Inc.'s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management's Discussion and Analysis and has ensured that it is consistent with the financial statements.

Management of Rogers Wireless Communications Inc., in furtherance of the integrity of the financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Rogers Wireless Communications Inc.'s assets are properly accounted for and safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review Management's Discussion and Analysis, the financial statements and the external auditors' report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

Nadir H. Mohamed, CA
President and Chief Executive Officer

John R. Gossling, CA
Senior Vice President and Chief Financial Officer

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Rogers Wireless Communications Inc. as at December 31, 2003 and 2002 and the consolidated statements of income, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada
January 28, 2004

Consolidated Balance Sheets

(In thousands of dollars)

As at December 31, 2003 and 2002	2003	2002
Assets		
Property, plant and equipment (note 3)	$ 2,299,919	$ 2,371,133
Spectrum and brand licences (note 4)	396,824	419,294
Goodwill	7,058	7,058
Cash and cash equivalents	–	10,068
Accounts receivable, net of allowance for doubtful accounts of $57,474 (2002 – $45,165)	325,210	289,907
Deferred charges (note 5)	38,163	51,145
Other assets (note 6)	40,169	36,399
	$ 3,107,343	$ 3,185,004
Liabilities and Shareholders' Equity		
Liabilities:		
Bank advances, arising from outstanding cheques	$ 4,233	$ –
Long-term debt (note 8)	2,209,603	2,360,075
Accounts payable and accrued liabilities	396,652	450,510
Due to affiliated companies (note 14(a))	47	4,041
Unearned revenue	34,503	48,075
Deferred gain (note 8(h))	19,225	21,847
	2,664,263	2,884,548
Shareholders' equity (note 9)	443,080	300,456
	$ 3,107,343	$ 3,185,004

Commitments (note 16)

Contingent liabilities (note 17)

Canadian and United States accounting policy differences (note 18)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Nadir H. Mohamed
Chief Executive Officer and Director

Edward S. Rogers
Chairman of the Board of Directors

Consolidated Statements of Income

(In thousands of dollars, except per share amounts)

Years ended December 31, 2003 and 2002	2003	2002
Operating revenue (note 10)	$ 2,282,203	$ 1,965,927
Cost of equipment sales	244,479	209,948
Sales and marketing expenses	522,716	462,784
Operating, general and administrative expenses	787,436	765,508
Management fees (note 14(b)(i))	11,336	11,006
Operating income before the following:	716,236	516,681
Change in estimates of sales tax and CRTC contribution liabilities (note 11)	–	(12,331)
Depreciation and amortization	518,599	457,133
Operating income	197,637	71,879
Interest expense on long-term debt	193,506	195,150
	4,131	(123,271)
Foreign exchange gain (note 2(g))	135,242	6,410
Gain on repayment of long-term debt (note 8(h))	–	30,997
Investment and other income	861	417
Income (loss) before income taxes	140,234	(85,447)
Income taxes (note 12)	2,393	5,258
Net income (loss) for the year	$ 137,841	$ (90,705)
Basic and diluted earnings (loss) per share (note 13)	$ 0.97	$ (0.64)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Deficit

(In thousands of dollars)

Years ended December 31, 2003 and 2002	2003	2002
Deficit, beginning of year	$ (1,582,730)	$ (1,492,025)
Net income (loss) for the year	137,841	(90,705)
Deficit, end of year	$ (1,444,889)	$ (1,582,730)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands of dollars)

Years ended December 31, 2003 and 2002	2003	2002
Cash provided by (used in):		
Operating activities:		
Net income (loss) for the year	$ 137,841	$ (90,705)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation and amortization	518,599	457,133
Unrealized foreign exchange gain	(134,483)	(5,633)
Gain on repayment of long-term debt	–	(30,997)
Change in estimate of sales tax liability	–	(19,157)
	521,957	310,641
Change in non-cash operating items (note 7(a))	(113,119)	152,267
	408,838	462,908
Financing activities:		
Issue of long-term debt	604,000	427,000
Repayment of long-term debt	(619,989)	(377,093)
Proceeds on termination of cross-currency interest rate exchange agreements (note 8(h))	–	64,353
Issue of capital stock	4,783	2,820
	(11,206)	117,080
Investing activities:		
Additions to property, plant and equipment	(411,933)	(564,552)
Increase (decrease) in cash and cash equivalents	(14,301)	15,436
Cash and cash equivalents (deficiency), beginning of year	10,068	(5,368)
Cash and cash equivalents (deficiency), end of year	$ (4,233)	$ 10,068

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information, see note 7(b).

See accompanying notes to consolidated financial statements.

(Tabular amounts in thousands of dollars, except per share amounts)

1. NATURE OF BUSINESS:

Rogers Wireless Communications Inc. is a public company, 55.8% owned by Rogers Communications Inc. ("RCI") and 34.2% (2002 – 34.3%) owned by AT&T Wireless Services, Inc. ("AWE"). Rogers Wireless Communications Inc. and its subsidiary companies are collectively referred to herein as the "Company".

The Company operates in a single business segment as a provider of wireless voice, data and messaging services nationwide in Canada, under licences issued by Industry Canada.

2. SIGNIFICANT ACCOUNTING POLICIES:

(a) *Consolidation:*

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and differ in certain significant respects from U.S. GAAP as described in note 18. The consolidated financial statements include the accounts of Rogers Wireless Communications Inc. and its subsidiary companies. Intercompany transactions and balances are eliminated on consolidation.

(b) *Property, plant and equipment:*

Property, plant and equipment ("PP&E") are recorded at purchase cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.

(c) *Depreciation:*

PP&E are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate
Buildings	Diminishing balance	5%
Network equipment	Straight line	$6^2/_3$% to 25%
Network radio base station equipment	Straight line	$12^1/_2$% to $14^1/_3$%
Computer equipment and software	Straight line	$14^1/_3$% to $33^1/_3$%
Furniture, fixtures and office equipment	Diminishing balance	20%
Leasehold improvements	Straight line	Over term of lease
Other equipment	Mainly diminishing balance	30% to $33^1/_3$%

(d) *Asset retirement obligations:*

Effective January 1, 2003, the Company adopted retroactively The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board's ("FASB") Statement No. 143, "Accounting for Asset Retirement Obligations". The standard provides guidance for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of a tangible long-lived asset that result from acquisition, construction, development or normal operations.

The standard requires the Company to record the fair value of a liability for an asset retirement obligation in the year in which it is incurred and when a reasonable estimate of fair value can be made. The standard describes the fair value of a liability for an asset retirement obligation as the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. The Company is subsequently required to allocate that asset retirement cost to expense using a systematic and rational method over the asset's useful life.

The adoption of this standard had no material impact on the Company's financial position, results of operations or cash flows.

(e) *Long-lived assets:*

Effective January 1, 2003, the Company adopted CICA Handbook Section 3063, "Impairment of Long-Lived Assets". Long-lived assets, including PP&E and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. At December 31, 2003, no such impairment had occurred.

For the year ended December 31, 2002, the Company's policy was to review the recoverability of PP&E annually or more frequently if events or circumstances indicated that the carrying amount may not be recoverable. Recoverability was measured by comparing the carrying amounts of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets. As at December 31, 2002, no impairment in the carrying amount had occurred. Intangible assets with definite lives were tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. At December 31, 2002, no impairment had occurred.

(f) Goodwill and other intangible assets:

(i) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the tangible and intangible assets acquired, less liabilities assumed, based on their fair values. When the Company enters into a business combination, the purchase method of accounting is used. Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.

Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit's goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

(ii) Intangible assets:

Intangible assets acquired in a business combination are recorded at their fair values and all intangible assets are tested for impairment annually or more frequently when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Intangible assets with determinable lives are amortized over their estimated useful lives and are tested for impairment as described in note 2(e). Intangible assets having an indefinite life, such as spectrum licences, are not amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair value with book value. An impairment loss on indefinite life intangible assets is recognized when the carrying amount of the asset exceeds its fair value.

The Company has tested goodwill and intangible assets with indefinite lives for impairment at December 31, 2003 and 2002 and determined no impairment in the carrying value of these assets existed.

(g) Foreign currency translation:

Long-term debt denominated in U.S. dollars is translated into Canadian dollars at the year-end rate of exchange. The effect of cross-currency interest rate exchange agreements is shown separately in note 8. Exchange gains or losses on translating long-term debt are recognized in the consolidated statements of income. In 2003, foreign exchange gains related to the translation of long-term debt totalled $134.5 million (2002 – $5.6 million).

(h) Deferred charges:

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.

During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over two years.

(i) Inventories:

Inventories, consisting principally of wireless handsets and accessories, are valued at the lower of cost on a first-in, first-out basis, and net realizable value.

(j) Pension benefits:

Substantially all of the Company's employees are provided defined benefit pensions through the RCI Pension Plan. The Company accounts for its participation in the RCI Pension Plan as a defined contribution plan and, accordingly, pension expense for the year is recognized for the contributions required to be made to the RCI Pension Plan during the year. For the year ended December 31, 2003, contributions of $3.6 million (2002 – nil) were required, resulting in pension expense of the same amount. The Company does not provide its employees with post-retirement benefits other than pensions.

The Company also provides unfunded supplemental pension benefits to certain executives. As at December 31, 2003, the accrued benefit obligation relating to these supplemental plans amounted to approximately $1.4 million and the related expense for 2003 was $0.8 million (2002 – nil).

(k) Income taxes:

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(l) Financial instruments:
The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are used only for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current fair values. The net receipts or payments arising from financial instruments relating to interest are recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged has been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred and amortized over the remaining life of the original debt instrument.

These instruments, which have been entered into by the Company to hedge exposure to interest rate and foreign exchange risk, are periodically examined by the Company to ensure that the instruments are highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item.

(m) Revenue recognition:
The Company earns revenue from subscribers for monthly fees for wireless services and equipment, the use of wireless voice or data services in excess of that included with the monthly fee, long-distance calls, calls initiated or received outside of Canada by the Company's subscribers, referred to as "roaming", calls initiated or received on the Company's network by other carriers' subscribers, and fees for optional services, such as voicemail.

Monthly fees are recognized as revenue on a pro rata basis over the month. Wireless airtime, long-distance, roaming and optional services fees are recognized as revenue as the services are provided.

Revenue from the sale of equipment is recorded when the equipment is delivered and accepted by the independent dealer or customer.

Unearned revenue represents amounts received from subscribers related to services to be provided in future periods, and includes subscriber deposits.

(n) Subscriber acquisition costs:
Sales and marketing costs related to the acquisition of new subscribers, including commission and equipment subsidies, are expensed as incurred.

(o) Stock-based compensation and other stock-based payments:
The Company has a stock option plan for employees and directors. All stock options issued under this plan have an exercise price equal to the fair market value of the underlying Class B Restricted Voting Shares on the date of grant. As a result, the Company records no compensation expense on the grant of options to the Company's employees under the plan. The Company discloses the pro forma effect of accounting for these awards under the fair value-based method (note 9(d)).

The Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value-based method.

The Company also has an employee share purchase plan. Under the terms of the plan, participating employees with the Company at the end of the term of the plan, which is usually one year, receive a bonus based on a percentage of their purchase. Compensation expense is recognized in connection with the employee share purchase plan to the extent of the bonus provided to employees from the market price of the Class B Restricted Voting shares on the date of issue. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as share capital and contributed surplus. The stock option plan and share purchase plan are more fully described in notes 9(d) and (e).

The Company has a Directors' deferred share unit plan, under which directors of the Company are entitled to elect to receive their remuneration in deferred share units. Upon departure as a director, these deferred share units will be redeemed by the Company at the then current Class B Restricted Voting Shares' market price. Compensation expense is recognized in the amount of the directors' remuneration as their services are rendered. The related accrued liability is adjusted to the market price of the Class B Restricted Voting Shares at each balance sheet date and the related adjustment is recorded in operating income. At December 31, 2003, a total of 17,932 (2002 – 13,273) deferred share units were outstanding.

(p) Earnings per share:
The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of employee stock options, as described in note 13.

(q) Guarantees:

Effective on January 1, 2003, the Company adopted CICA Accounting Guideline 14, "Disclosure of Guarantees" ("AcG-14"), which requires a guarantor to disclose significant information about certain types of guarantees that it has provided, including certain types of indemnities and indirect guarantees of indebtedness to others, without regard to the likelihood of whether it will have to make any payments under the guarantees. The disclosure required by AcG-14 is in addition to the existing disclosure required for contingencies.

The Company has no guarantees requiring disclosure.

(r) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, are the provision for bad debts, the ability to use income tax loss carryforwards and other future tax assets, capitalization of labour and overhead, useful lives of depreciable assets, asset retirement obligations, and the recoverability of PP&E, goodwill and intangible assets. Significant changes in the assumptions, including those with respect to future business plans and cash flows, could change the recorded amounts by a material amount.

(s) Recent Canadian accounting pronouncements:

(i) Revenue arrangements with multiple deliverables:

In December 2003, the Emerging Issues Committee issued Abstract 142, "Revenue Arrangements with Multiple Deliverables", which the Company will apply prospectively beginning January 1, 2004. This Abstract is consistent with the U.S. standard with the same title, and addresses both when and how an arrangement involving multiple deliverables should be divided into separate units of accounting and how the arrangement's consideration should be allocated among separate units. The Company is currently determining the impact of adoption of this standard.

(ii) Hedging relationships:

In November 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), and in November 2002 the CICA amended the effective date of the guideline. AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company is currently determining the impact of the guideline.

(iii) Stock-based compensation:

In 2003, the CICA amended Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments", to require the recording of compensation expense on the granting of all stock-based compensation awards, including stock options to employees, calculated using the fair-value method. The Company will adopt this standard on January 1, 2004, retroactively without restatement. If the Company were to use the Black-Scholes Option Pricing model for calculating the fair value of stock-based compensation, the Company would record a charge to opening retained earnings on January 1, 2004 of $2.3 million related to stock options granted on or after January 1, 2002 (note 9(d)).

(iv) Generally accepted accounting principles:

In June 2003, the CICA released Handbook Section 1100, "Generally Accepted Accounting Principles". This section establishes standards for financial reporting in accordance with Canadian GAAP, and describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The new standard is effective on a prospective basis beginning January 1, 2004. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

3. PROPERTY, PLANT AND EQUIPMENT:

Details of PP&E are as follows:

	2003		2002	
	Cost	Net book value	Cost	Net book value
Land and buildings	$ 200,395	$ 167,519	$ 187,992	$ 162,013
Network equipment	2,638,090	1,369,704	2,427,517	1,363,028
Network radio base station equipment	1,382,138	465,172	1,354,290	489,992
Computer equipment and software	706,998	251,445	653,919	301,700
Furniture, fixtures and office equipment	61,377	18,137	61,200	22,236
Leasehold improvements	37,588	22,752	38,884	26,808
Other equipment	13,387	5,190	17,929	5,356
	$ 5,039,973	$ 2,299,919	$ 4,741,731	$ 2,371,133

Depreciation expense for 2003 amounted to $483.1 million (2002 – $445.8 million).

PP&E not yet in service and therefore not depreciated at December 31, 2003 amounted to $102.6 million (2002 – $248.0 million).

4. SPECTRUM AND BRAND LICENCES:

	2003		2002	
	Cost	Net book value	Cost	Net book value
Spectrum licences	$ 396,824	$ 396,824	$ 396,824	$ 396,824
AT&T brand licence, less accumulated amortization of $37,800 (2002 – $15,330)	37,800	–	37,800	22,470
	$ 434,624	$ 396,824	$ 434,624	$ 419,294

The Company holds 23 spectrum licences providing for the use of 10 megahertz ("MHz") or 20 MHz of radio frequency spectrum, depending on the region in Canada, in the 1.9 gigahertz ("GHz") band. The licences were purchased in a spectrum auction conducted by Industry Canada in February 2001 at an aggregate cost of $396.8 million, including costs of acquisition, and are renewable in 2011. The Company has determined that these licences have indefinite lives for accounting purposes.

The AT&T brand licence was acquired in 1996 at an aggregate cost of $37.8 million, which provided the Company with, among other things, the right to use the AT&T brand name. The cost of the brand licence was deferred and amortized on a straight-line basis to expense over the 15-year term of the brand licence agreement. In December 2003, the Company announced that it would terminate its brand licence agreement in early 2004 and change its brand name to exclude the AT&T brand. Consequently, the Company determined the useful life of the brand licence had ended on December 31, 2003 and accordingly, fully amortized the remaining net book value of $20.0 million. Amortization expense of the brand licence cost for 2003 was $22.5 million (2002 – $2.5 million).

5. DEFERRED CHARGES:

	2003	2002
Financing costs	$ 27,070	$ 32,487
Pre-operating costs	–	2,976
Other	11,093	15,682
	$ 38,163	$ 51,145

Amortization of deferred charges for 2003 amounted to $13.0 million (2002 – $8.9 million). Accumulated amortization of deferred charges at December 31, 2003 amounted to $58.3 million (2002 – $45.3 million).

In connection with the repayment of certain long-term debt during 2002, the Company recorded a gain of $31.0 million, which included a write-off of deferred financing costs of $0.7 million (note 8(h)).

6. OTHER ASSETS:

	2003	2002
Prepaid expenses	$ 20,630	$ 20,519
Inventories	17,457	12,430
Notes and loans receivable from employees	1,532	2,752
Other	550	698
	$ 40,169	$ 36,399

7. CONSOLIDATED STATEMENTS OF CASH FLOWS:

(a) Change in non-cash operating items:

	2003	2002
Increase in accounts receivable	$ (35,303)	$ (38,953)
Decrease (increase) in other assets	(3,770)	19,256
Increase (decrease) in accounts payable and accrued liabilities	(53,858)	150,342
Increase (decrease) in unearned revenue	(13,572)	10,897
Increase (decrease) in amounts due to affiliated companies, net	(3,994)	11,380
Decrease in deferred gain	(2,622)	(655)
	$ (113,119)	$ 152,267

(b) Supplemental cash flow information:

	2003	2002
Interest paid	$ 199,627	$ 195,755
Income taxes paid	6,239	7,710

8. LONG-TERM DEBT:

	Interest rate	2003	2002
(a) Bank credit facility	Floating	$ 138,000	$ 149,000
(b) Senior Secured Notes, due 2006	$10^1/_2$%	160,000	160,000
(c) Senior Secured Notes, due 2007	8.30%	253,453	309,775
(d) Senior Secured Debentures, due 2008	$9^3/_8$%	430,589	526,275
(e) Senior Secured Notes, due 2011	$9^5/_8$%	633,276	774,004
(f) Senior Secured Debentures, due 2016	$9^3/_4$%	200,193	244,680
(g) Senior Subordinated Notes, due 2007	8.80%	231,443	282,875
Mortgage payable and capital leases	Various	26,185	31,174
		2,073,139	2,477,783
Effect of cross-currency interest rate exchange agreements		136,464	(117,708)
		$ 2,209,603	$ 2,360,075

Further details of long-term debt are as follows:

(a) Bank credit facility:

At December 31, 2003, $138.0 million (2002 – $149.0 million) of debt was outstanding under the bank credit facility, which provides the Company with, among other things, up to $700.0 million from a consortium of Canadian financial institutions.

Under the credit facility, the Company may borrow at various rates, including the bank prime rate to the bank prime rate plus $1^3/_4$% per annum, the bankers' acceptance rate plus 1% to $2^3/_4$% per annum and the London Inter-Bank Offered Rate ("LIBOR") plus 1% to $2^3/_4$% per annum. The Company's bank credit facility requires, among other things, that the Company satisfy certain financial covenants, including the maintenance of certain financial ratios.

Subject to the footnote (*) below, this credit facility is available on a fully revolving basis until the first date specified below, at which time the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced as follows:

Date of reduction (*)	Reduction at each date
On April 30:	
2006	$ 140,000
2007	140,000
2008	420,000

* The bank credit facility will mature on May 31, 2006 if the Company's Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005. If these notes are repaid, then the bank credit facility will mature on September 30, 2007 if the Company's Senior Secured Notes due 2007 are not repaid (by refinancing or otherwise) on or prior to April 30, 2007.

The credit facility requires that any additional senior debt (other than the bank credit facility described above) that is denominated in a foreign currency be hedged against foreign exchange fluctuations on a minimum of 50% of such additional senior borrowings in excess of the Canadian equivalent of U.S. $25.0 million.

Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of the Company and certain of its subsidiaries, subject to certain exceptions and prior liens.

(b) Senior Secured Notes, due 2006:

The Company's $160.0 million Senior Secured Notes mature on June 1, 2006. These notes are redeemable in whole or in part, at the Company's option, at any time subject to a certain prepayment premium.

(c) Senior Secured Notes, due 2007:

The Company's U.S. $196.1 million Senior Secured Notes mature on October 1, 2007. These notes are redeemable in whole or in part, at the Company's option, on or after October 1, 2002 at 104.15% of the principal amount, declining rateably to 100% of the principal amount on or after October 1, 2005, plus, in each case, interest accrued to the redemption date.

(d) Senior Secured Debentures, due 2008:

The Company's U.S. $333.2 million Senior Secured Debentures mature on June 1, 2008. These debentures are redeemable in whole or in part, at the Company's option, at any time on or after June 1, 2003 at 104.688% of the principal amount, declining rateably to 100% of the principal amount on or after June 1, 2006, plus, in each case, interest accrued to the redemption date.

(e) Senior Secured Notes, due 2011:

The Company's U.S. $490.0 million Senior Secured Notes mature on May 1, 2011. During 2002, the Company repurchased U.S. $10.0 million principal amount of these notes (note 8(h)). These notes are redeemable in whole or in part, at the Company's option, at any time subject to a certain prepayment premium.

(f) Senior Secured Debentures, due 2016:

The Company's U.S. $154.9 million Senior Secured Debentures mature on June 1, 2016. These debentures are redeemable in whole or in part, at the Company's option, at any time, subject to a certain prepayment premium.

Each of the Company's senior secured notes and debentures described above is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in (a) above and ranks equally with the bank credit facility.

(g) Senior Subordinated Notes, due 2007:

The Company's U.S. $179.1 million Senior Subordinated Notes mature on October 1, 2007. During 2002, the Company repurchased an aggregate U.S. $35.9 million principal amount of these notes (note 8(h)). These notes are redeemable in whole or in part, at the Company's option, on or after October 1, 2002 at 104.40% of the principal amount declining rateably to 100% of the principal amount on or after October 1, 2005 plus, in each case, interest accrued to the redemption date. The subordinated notes are subordinated to all existing and future senior secured obligations of the Company (including the bank credit facility and the senior secured notes and debentures). The subordinated notes are not secured by the pledge of a senior bond.

Interest is payable semi-annually on all of the notes and debentures.

(h) Repayment of long-term debt:

During 2002, an aggregate of U.S. $335.1 million notional amount of cross-currency interest rate exchange agreements were terminated either by unwinding or maturity, resulting in aggregate net cash proceeds of $64.4 million. The Company used a portion of the total proceeds of these transactions to repurchase in total U.S. $45.9 million principal amount of Senior Secured Notes and Senior Subordinated Notes. As a result, the Company recorded a gain of $30.7 million on the debt repurchased, recorded a gain of $1.0 million from the unwinding of the cross-currency interest rate exchange agreements, and wrote off $0.7 million in deferred financing costs, for a net gain of $31.0 million. In addition, the Company had deferred a gain of $22.5 million on the unwinding of the cross-currency interest rate exchange agreements, which is being amortized to interest expense over the remaining life of the related debt. Amortization in 2003 was $2.6 million (2002 – $0.7 million).

(i) Interest exchange agreements:

(i) At December 31, 2003 and 2002, total U.S. dollar denominated long-term debt amounted to $1,353.3 million. The Company has entered into several cross-currency interest rate exchange agreements in order to reduce the Company's exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. At December 31, 2003 and 2002 U.S. $885.0 million or 65.4% is hedged through cross-currency interest rate exchange agreements at an average exchange rate of Canadian $1.4466 to U.S. $1.00.

(ii) The cross-currency interest rate exchange agreements have the effect of converting the interest rate on U.S. $500.0 million of long-term debt from an average U.S. dollar fixed interest rate of 9.63% per annum to an average Canadian dollar fixed interest rate of 10.29% per annum on $779.7 million (i.e., with an exchange rate of Canadian $1.5595 to U.S. $1.00). The interest rate on an additional U.S. $385.0 million has been converted from an average U.S. dollar fixed interest rate of 9.38% per annum to $500.5 million at an average Canadian dollar floating interest rate equal to the bankers' acceptances rate plus 2.35% per annum, which totalled 5.11% at December 31, 2003 (2002 – 5.22%) (i.e., with an exchange rate of Canadian $1.3000 to U.S. $1.00).

The obligations of the Company to the counterparties under these cross-currency interest rate exchange agreements are secured by substantially all of the assets of the Company and generally rank equally with the other secured indebtedness of the Company.

Total long-term debt at fixed interest rates at December 31, 2003 was $1,571.1 million (2002 – $1,710.6 million) or 71.1% (2002 – 72.5%) of total long-term debt. The Company's effective weighted average interest rate on all long-term debt as at December 31, 2003, including the effect of the interest rate and cross-currency exchange agreements, was 8.32% (2002 – 8.42%).

(j) Principal repayments:

At December 31, 2003, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

Year ending December 31:	
2004	$ 2,378
2005	905
2006	182,674
2007	485,124
2008	568,589
	1,239,670
Thereafter	833,469
	2,073,139
Effect of cross-currency interest rate exchange agreements	136,464
	$ 2,209,603

The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the Company. Generally, the most significant of those restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets, payment of dividends and the payment of principal or interest on certain subordinated debt. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the Company. At December 31, 2003, the Company was in compliance with all terms of the long-term debt agreements.

9. SHAREHOLDERS' EQUITY:

	2003	2002
Capital stock:		
90,468,259 Class A Multiple Voting Shares	$ 962,661	$ 962,661
51,430,178 Class B Restricted Voting Shares (2002 – 51,271,683)	925,308	922,426
	1,887,969	1,885,087
Deduct amounts receivable from employees under the share purchase plan	–	(1,901)
	1,887,969	1,883,186
Deficit	(1,444,889)	(1,582,730)
	$ 443,080	$ 300,456

(a) Capital stock:

The Articles of Incorporation of the Company impose restrictions on the issuance or transfer of any shares of the Company where such issuance or transfer would, in the opinion of the Board of Directors of the Company, jeopardize the ability of the Company to obtain, renew or maintain licences relating to its business.

(b) Rights and conditions:

Both classes of common shares have an unlimited number of authorized shares and are without par value.

The Class A Multiple Voting Shares are entitled to 10 votes per share and are convertible at any time on a one-for-one basis into Class B Restricted Voting Shares.

The Class B Restricted Voting Shares are entitled to one vote per share on all matters other than the appointment of auditors and generally on the election of directors. The Class B Restricted Voting Shares are entitled to elect three directors, voting separately as a class.

(c) Capital stock changes:

(i) During 2003, the Company issued 158,495 (2002 – 19,759) Class B Restricted Voting Shares upon the exercise of stock options for cash of $2.9 million (2002 – $0.3 million).

(ii) During 2002, 135,325 Class B Restricted Voting Shares were issued under the Company's employee share purchase plan for consideration of $1.9 million.

(d) Stock option plan:

The Company's stock option plan provides senior employee participants an incentive to acquire an equity ownership interest in the Company over a period of time and, as a result, reinforce executives' attention on the long-term interest of the Company and its shareholders. Under the plan, options to purchase Class B Restricted Voting Shares of the Company on a one-for-one basis may be granted to employees, directors and officers of the Company by the Board of Directors or by the Company's Management Compensation Committee. There are 4,750,000 options authorized under the plan. The term of each option is 10 years; the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Restricted Voting Shares, as quoted on The Toronto Stock Exchange on the grant date.

Details of the stock option plan are as follows:

	2003		2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning of year	3,471,017	$ 25.04	3,641,613	$ 25.57
Granted	1,111,200	20.47	269,800	16.58
Exercised	(158,495)	18.18	(19,759)	17.62
Forfeited/expired	(196,625)	22.39	(420,637)	24.50
Options outstanding, end of year	4,227,097	24.22	3,471,017	25.04
Exercisable, end of year	2,291,372	$ 27.36	1,869,442	$ 26.72

At December 31, 2003, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number Exercisable	Weighted average exercise price
$11.82 – $16.88	1,158,272	7.6	$ 16.33	436,022	$ 16.02
$18.15 – $22.06	1,891,825	7.5	21.12	1,117,450	21.14
$25.96 – $32.75	588,200	7.8	27.00	149,100	30.07
$37.74 – $51.53	588,800	6.3	46.87	588,800	46.87
Total	4,227,097	7.4	$ 24.22	2,291,372	$ 27.36

There was no compensation expense related to stock options for 2003 or 2002.

Certain of the Company's executives are also eligible to participate in RCI's stock option plan.

For stock options granted to employees on or after January 1, 2002, had the Company determined compensation expense based on the "fair value" at the grant date of such stock option awards consistent with the method prescribed under CICA Handbook Section 3870, the Company's net income (loss) for the year and earnings (loss) per share would have been reported as the pro forma amounts indicated below. The fair value of the options is amortized on a straight-line basis over the vesting period.

	2003	2002
Net income (loss) for the year, as reported	$ 137,841	$ (90,705)
Stock-based compensation expense	(1,920)	(331)
Pro forma net income (loss) for the year	$ 135,921	$ (91,036)
Basic and diluted earnings (loss) per share, as reported	$ 0.97	$ (0.64)
Effect of stock-based compensation expense	(0.01)	–
Pro forma basic and diluted earnings (loss) per share	$ 0.96	$ (0.64)

The weighted average estimated fair value at the date of the grant for options granted by the Company in fiscal 2003 was $12.20 (2002 – $8.35) per share. No options were granted by RCI to the Company's employees in 2003 and 2002.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2003	2002
Risk-free interest rate	4.50%	4.81%
Dividend yield	–	–
Volatility factor of the future expected market price of the Company's Class B Restricted Voting Shares	55.17%	51.95%
Weighted average expected life of the options	5.3 years	5 years

(e) Employee share purchase plan:

The employee share purchase plan was provided to enable employees of the Company an opportunity to obtain an equity interest in the Company by permitting them to acquire Class B Restricted Voting Shares. A total of 800,000 Class B Restricted Voting Shares in aggregate were set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.

Under the terms of the employee share purchase plan, participating employees of the Company may have received a bonus at the end of the term of the plan. The bonus was calculated as the difference between the share price at the date the employee received the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.

Compensation expense recorded for the employee share purchase plan for 2003 was $0.3 million (2002 – $1.0 million).

10. OPERATING REVENUE:

Operating revenue is comprised of the following:

	2003	2002
Postpaid (voice and data)	$ 1,920,993	$ 1,632,874
Prepaid	91,255	91,151
One-way messaging	27,565	35,238
	2,039,813	1,759,263
Equipment sales	242,390	206,664
	$ 2,282,203	$ 1,965,927

11. CHANGE IN ESTIMATES OF SALES TAX AND CRTC CONTRIBUTION LIABILITIES:

(a) Sales tax liability:

During 2002, the Company received clarification of a provincial sales tax liability for a matter common to the wireless industry. As a result, the Company revised its estimate with respect to this liability and released a provision of $19.2 million associated with this matter, which had been established in previous years.

(b) CRTC contribution liabilities:

The Company is required to make payments equal to a percentage of adjusted revenues in accordance with the revenue-based contribution scheme implemented by the Canadian Radio-television and Telecommunications Commission ("CRTC"). Prior to 2002, the calculation of the amount payable was subject to a number of matters of interpretation between the CRTC and the Company. These matters of interpretation were clarified in April 2002 by the CRTC, resulting in an additional amount of $6.8 million in respect of 2001 being payable by the Company. This additional amount was recorded in 2002.

12. INCOME TAXES:

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2003	2002
Future income tax assets:		
Non-capital income tax losses and research and development expenses carried forward	$ 357,795	$ 333,191
Deductions relating to long-term debt and other transactions denominated in U.S. dollars	18,049	49,581
Future income tax deductions relating to accounting accruals and goodwill	7,898	8,449
Other deductible differences	3,156	4,116
Total future income tax assets	386,898	395,337
Less valuation allowance	(298,174)	(304,732)
	88,724	90,605
Future income tax liabilities:		
Property, plant and equipment, and spectrum licences	(88,724)	(90,605)
Total future income tax liabilities	(88,724)	(90,605)
Net future income tax assets	$ –	$ –

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place making this assessment.

As at December 31, 2003, the Company has determined that the realization of its net future income tax asset of $298.2 million does not meet the criteria of realization being "more likely than not". Therefore, a full valuation allowance has been recorded against this future income tax asset.

Total income tax expense varies from the amounts that would be computed by applying the statutory income tax rate to the income (loss) before income taxes for the following reasons:

	2003	2002
Statutory income tax rate	36.3%	38.4%
Income tax expense (recovery) on net income (loss) before income taxes	$ 50,947	$ (32,803)
Increase (decrease) in income taxes resulting from:		
Change in the valuation allowance for future income tax assets	(5,912)	36,294
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	(18,851)	5,517
Non-deductible amortization and write-off of deferred foreign exchange	834	68
Non-taxable portion of foreign exchange gain on long-term debt	(24,429)	(6,020)
Other items	(2,589)	(3,056)
Large Corporations Tax	2,393	5,258
Income tax expense	$ 2,393	$ 5,258

As at December 31, 2003, the Company has the following non-capital income tax losses available to reduce future years' income for income tax purposes:

Income tax losses expiring in the year ending December 31:

2004	$ 238,500
2005	74,900
2007	259,000
2008	284,200
2009	112,200
Total	$ 968,800

13. EARNINGS (LOSS) PER SHARE:

The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	2003	2002
Numerator:		
Net income (loss) for the year – basic and diluted	$ 137,841	$ (90,705)
Denominator (in thousands):		
Weighted average number of shares outstanding – basic	141,773	141,608
Effect of dilutive securities:		
Employee stock options	260	–
Weighted average number of shares outstanding – diluted	142,033	141,608
Earnings (loss) per share – basic and diluted	$ 0.97	$ (0.64)

For 2003 and 2002, the effect of potentially dilutive stock options was excluded from the computation of diluted earnings (loss) per share as their effect is anti-dilutive. In addition, stock options totalling approximately 3.1 million (2002 – 3.5 million) that are anti-dilutive were excluded from the calculation.

14. RELATED PARTY TRANSACTIONS:

The Company entered into the following related party transactions:

(a) **The amount due to (from) RCI and its subsidiaries, and AWE is comprised of the following:**

		2003		2002
RCI	$	24	$	3,588
Rogers Cable Inc. ("Cable")		137		28
AWE		(114)		425
	$	47	$	4,041

The above amounts reflect intercompany charges for capital and operating expenditures and are short-term in nature.

(b) The Company has entered into certain transactions and agreements in the normal course of business with RCI, RCI's subsidiaries and AWE as follows:

(i) Management fees:

The Company has entered into a management agreement under which RCI provides executive, administrative, financial and various additional services to the Company. Interest is charged by RCI on unpaid management fees at the bank prime rate plus 2% per annum. The management agreement is subject to termination by either party at the end of any calendar year on 12 months' notice.

(ii) Cost-sharing arrangements:

The Company has entered into certain cost-sharing arrangements with RCI and its affiliates including accounting, purchasing, human resources, customer service call centres and collections call centres, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce, the RCI data centre and other common services and activities. The Company shares both the operating expense and PP&E expenditures related to these activities on a cost recovery basis in accordance with the services provided.

The Company has entered into agreements with Cable to share, on a pro rata basis, the cost of certain fibre-optic and microwave transmission facilities. In addition, long-term service arrangements exist with Cable for transmission services on fibre-optic facilities owned by Cable.

The Company purchases accounts receivable from Cable for customers who receive a consolidated invoice. The Company receives a fee, based on actual costs incurred, for billing and collection services.

The Company also leases certain office space it owns to RCI and RCI's subsidiaries.

(iii) Wireless products and services:

The Company has entered into an agreement with Cable for the sale of its products and services through Cable's retail outlets. The Company pays Cable for services provided in respect of subscriber activation and customer service.

In addition, the Company provides wireless services to RCI and RCI's subsidiaries.

(iv) Advertising:

The Company pays Rogers Media Inc. ("Media"), a subsidiary of RCI, for various advertising on its radio and television broadcasting stations and in its publications.

(v) Roaming agreement:

The Company maintains a reciprocal agreement whereby AWE provides wireless communications services to the Company's subscribers when they travel to the United States, and the Company provides the same services to AWE subscribers when they travel to Canada.

(vi) Over-the-air activation:
The Company utilizes the services of AWE for automated "over-the-air" programming of subscriber handsets.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	2003	2002
RCI:		
Management fees	$ 11,336	$ 11,006
Rent income	(7,980)	(8,144)
Wireless products and services	(978)	(79)
Cost of shared operating expenses	192,292	208,257
Cost of PP&E	24,656	37,418
	219,326	248,458
Cable:		
Wireless products and services for resale	(14,926)	(10,116)
Subscriber activation commissions and customer service	9,511	8,817
Rent income	(3,516)	(3,587)
Wireless products and services	(2,355)	(2,214)
Consolidated billing services	(1,499)	(655)
Transmission facilities usage	440	440
	(12,345)	(7,315)
Media:		
Advertising	3,000	2,940
Rent income	(8,493)	(1,881)
Wireless services	(516)	(181)
	(6,009)	878
AWE:		
Roaming revenue	(13,030)	(13,910)
Roaming expense	13,628	18,028
Over-the-air activation	292	680
	890	4,798
	$ 201,862	$ 246,819

(c) The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and RCI. During 2003, total amounts paid by the Company to these related parties for legal services and commissions paid on premiums for insurance coverage aggregated $1.5 million (2002 – $1.7 million) and for interest charges aggregated $12.0 million (2002 – $8.3 million).

15. FINANCIAL INSTRUMENTS:

(a) Fair values:
The Company has determined the fair values of its financial instruments as follows:

(i) Cash and cash equivalents, accounts receivable, notes and loans receivable from employees, amounts due to affiliated companies, bank advances, and accounts payable and accrued liabilities:

The carrying amounts in the consolidated balance sheets approximate fair values because of the short-term nature of these instruments.

(ii) Long-term debt:
The fair values of each of the Company's long-term debt instruments are based on the year-end trading values.

(iii) Interest exchange agreements:
The fair values of the Company's cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.

The estimated fair values of the Company's long-term debt and related cross-currency interest rate exchange agreements as at December 31, 2003 and 2002 are as follows:

	2003		2002	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Liability (asset):				
Long-term debt	$ 2,073,139	$ 2,281,633	$ 2,477,783	$ 2,332,673
Cross-currency interest rate exchange agreements	136,464	120,419	(117,708)	(240,707)
	$ 2,209,603	$ 2,402,052	$ 2,360,075	$ 2,091,966

Fair value estimates are based on relevant market information and information about the financial instrument as at the measurement date. These estimates inherently include subjective components involving uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(b) Other disclosures:

(i) The credit risk of the cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their obligations under the agreements in instances where these agreements have positive fair value to the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard and Poor's rating (or the equivalent) ranging from A+ to AA. The Company has not required collateral or other security to support the cross-currency interest rate exchange agreements due to the Company's favourable assessment of the creditworthiness of the counterparties.

(ii) The Company has a significant concentration of credit risk from a supplier of network infrastructure related to volume rebates receivable totalling approximately $72.1 million, which is included in accounts receivable at December 31, 2003.

16. COMMITMENTS:

(a) The Company is committed, under the terms of licences issued by Industry Canada, to spend 2% of certain revenues earned in each year on research and development activities. The Company believes it is in full compliance with this requirement.

(b) The future minimum lease payments under operating leases, primarily for the rental of premises for the placement of towers, radio base stations and transmission equipment, as well as for administrative and distribution facilities at December 31, 2003, are as follows:

Year ending December 31:	
2004	$ 34,394
2005	30,543
2006	23,983
2007	16,050
2008	10,280
2009 and thereafter	19,342
	$ 134,592

Rent expense for 2003 amounted to $35.0 million (2002 – $31.5 million).

17. CONTINGENT LIABILITIES:

There exist certain legal actions against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

18. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES:

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

If United States GAAP were employed, the net income (loss) in each year would be adjusted as follows:

	2003	2002
Net income (loss) for the year based on Canadian GAAP	$ 137,841	$ (90,705)
Interest capitalized (c)	5,693	6,461
Pre-operating costs capitalized, net (d)	2,976	2,976
Depreciation expense (f)	(2,968)	(2,248)
Financial instruments (g)	(102,787)	88,121
Net income based on United States GAAP	$ 40,755	$ 4,605
Earnings per share under United States GAAP:		
Basic and diluted	$ 0.29	$ 0.03

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	2003	2002
Shareholders' equity based on Canadian GAAP	$ 443,080	$ 300,456
"Pushed down" goodwill (a)	770,757	770,757
Amortization of goodwill (b)	(248,890)	(248,890)
Interest capitalized (c)	31,243	25,550
Pre-operating costs, net (d)	–	(2,976)
Conversion costs (e)	(3,911)	(3,911)
Accumulated depreciation (f)	(5,499)	(2,531)
Financial instruments (g)	9,861	112,648
Shareholders' equity based on United States GAAP	$ 996,641	$ 951,103

The areas of material differences between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

(a) "Push-down" accounting:

Under United States GAAP, purchase transactions that result in an entity becoming a wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of RCI's acquisition of 100% of the Company in 1989 for United States GAAP purposes, the Company must record as an asset in its consolidated financial statements the amount of goodwill that was recorded on the consolidated financial statements of RCI. As this acquisition was financed principally by the parent company with proceeds from other asset sales, the corresponding adjustment for the assets recorded was an increase in shareholders' equity.

At the time of the acquisition by RCI, Canadian GAAP did not permit a subsidiary company to alter the historical costs of its assets or liabilities upon it being acquired.

(b) Amortization of goodwill:

As a result of the "push-down" accounting described in (a) above, the Company was required until 2001 to amortize the amount recorded as goodwill under United States GAAP. The Company had been amortizing this amount under United States GAAP over 40 years on a straight-line basis.

(c) Interest capitalization:

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

(d) Pre-operating costs:

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new business, and amortizes these costs on a straight-line basis over two years. Under United States GAAP, these costs are expensed as incurred.

(e) Conversion costs:

Under Canadian GAAP, the Company capitalized certain costs incurred to convert data to its new customer care and billing system. United States GAAP required these costs to be expensed as incurred.

(f) Accumulated depreciation:

As a result of the capitalization of interest to PP&E required under United States GAAP described in (c) above, additional depreciation on the interest capitalized is recorded under United States GAAP in subsequent periods. As a result of conversion costs being expensed under United States GAAP as described in (e) above, depreciation expense is reduced under United States GAAP in subsequent periods.

(g) Financial instruments:

Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges as a result of adopting the pronouncement entitled "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), effective January 1, 2001. Changes in the fair value of the derivative financial instruments, reflecting primarily market changes in foreign exchange rates, interest rates, as well as the level of short-term variable versus long-term fixed interest rates, are recognized in income immediately. These gains and losses are recognized together with foreign exchange translation gains and losses, arising from changes in period-end foreign exchange rates, on the respective long-term debt. Under United States GAAP, effective January 1, 2001, the Company recorded an increase of $29.2 million in the carrying value of the derivative financial instruments, to a total of $139.8 million, and a corresponding increase in the carrying value of long-term debt. This increase in long-term debt has been recorded for United States GAAP purposes as a cumulative transition adjustment that is being amortized to net income over the remaining life of the respective long-term debt.

(h) Operating income before depreciation and amortization:

United States GAAP requires that depreciation and amortization and the change in estimates of sales tax and CRTC contribution liabilities be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these items. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before these items.

(i) Statements of cash flows:

(i) Canadian GAAP permits the disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

(ii) Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP, the total decrease in cash and cash equivalents in 2003 in the amount of $14.3 million (2002 – increase of $15.4 million) reflected in the consolidated statements of cash flows would be decreased by $4.2 million (2002 – $5.4 million) and cash flows under the heading "Financing Activities" would be increased by $4.2 million (2002 – decrease by $5.4 million).

(j) Statement of comprehensive income:

United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders. The net income for each of 2003 and 2002 under United States GAAP as reported is the same as the comprehensive income for the corresponding years under United States GAAP.

(k) Other disclosures:

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2003 were $327.2 million (2002 – $407.1 million). At December 31, 2003, accrued liabilities in respect of PP&E totalled $48.1 million (2002 – $156.2 million), accrued interest payable totalled $30.6 million (2002 – $34.9 million), accrued liabilities related to payroll totalled $37.2 million (2002 – $33.4 million), and accrued liabilities related to commissions and residuals totalled $56.4 million (2002 – $50.4 million). At December 31, 2002, there were no accrued liabilities that individually exceeded 5% of current liabilities.

(l) Stock-based compensation disclosures:

For options granted to employees, had the Company determined compensation costs based on the fair value at grant dates of the stock options consistent with the method prescribed under FASB's SFAS 123, the Company's net income for the year and earnings per share for the year would have been reported as the pro forma amounts indicated below:

		2003		2002
Net income in accordance with United States GAAP as reported	$	40,755	$	4,605
Stock-based compensation expense		(12,149)		(13,708)
Pro forma net income (loss)	$	28,606	$	(9,103)
Basic and diluted earnings per share	$	0.29	$	0.03
Effect of stock-based compensation		(0.09)		(0.09)
Pro forma basic and diluted net income (loss) per share		0.20		(0.06)

See note 9(d) for further details of stock-based compensation.

(m) Recent United States accounting pronouncements:

In 2002, the Emerging Issues Task Force ("EITF") reached a consensus regarding EITF Issue 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement's consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2004 fiscal year. The Company is currently determining the impact of prospectively adopting EITF 00-21.

In 2003, the FASB issued Statement 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement requires that under specified circumstances, these instruments be reclassified from equity to liabilities on the balance sheet. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the Company's year beginning January 1, 2004. The Company did not enter into any financial instruments within the scope of this statement after May 31, 2003, and is presently assessing the impact of this statement on the Company's consolidated financial statements.

Directors and Senior Officers of Rogers Wireless Communications Inc.

DIRECTORS

Lewis M. Chakrin[4,5,6]
Executive Vice President, Corporate Strategy and Business Development
AT&T Wireless Services, Inc.

H. Garfield Emerson, Q.C.[1,2,3,4,5,6]
National Chair
Fasken Martineau DuMoulin LLP

George A. Fierheller[1,2,3]
President
Four Halls Inc.

Albert Gnat, Q.C.[3]
Senior Partner
Lang Michener

James C. Grant[1,5]
President
C.G. James & Associates

Thomas I. Hull[2,3,4,6]
Chairman and Chief Executive Officer
The Hull Group of Companies

Kent Mathy[2]
Executive Vice President,
Business Markets Groups
AT&T Wireless Services, Inc.

Nadir H. Mohamed, CA[4]
President and Chief Executive Officer
Rogers Wireless Communications Inc.

Pierre L. Morrissette[1]
President and Chief Executive Officer
Pelmorex Inc.

The Hon. David R. Peterson, P.C., Q.C.[1]
Senior Partner and Chairman
Cassels Brock & Blackwell LLP

Jordan M. Roderick[3,4,5,6]
President, International
AT&T Wireless Services, Inc.

Edward "Ted" S. Rogers, O.C.[2,4,5,6]
President and Chief Executive Officer
Rogers Communications Inc.

Edward S. Rogers[4,5,6]
President and
Chief Executive Officer
Rogers Cable Inc.

Loretta A. Rogers
Company Director

G. Michael Sievert[2]
Executive Vice President and
Chief Marketing Officer
AT&T Wireless Services, Inc.

J. Christopher C. Wansbrough[1,4,6]
Chairman
Rogers Telecommunications Limited

1 Member of the Audit Committee
2 Member of the Nominating and Corporate Governance Committee
3 Member of the Compensation Committee
4 Member of the Executive Committee
5 Member of the Technology Committee
6 Member of the Finance Committee

SENIOR OFFICERS

Edward "Ted" S. Rogers, O.C.
Chairman

Nadir H. Mohamed, CA
President and Chief Executive Officer

H. Garfield Emerson, Q.C.
Deputy Chairman

George A. Fierheller
Honorary Chairman

Robert F. Berner
Executive Vice President and
Chief Technology Officer

Robert W. Bruce
Executive Vice President,
Chief Marketing Officer and
President, Wireless Data Services

James S. Lovie
Executive Vice President, Sales,
Service and Distribution

Bruce Burgetz
Senior Vice President and
Chief Information Officer

John R. Gossling, CA
Senior Vice President and
Chief Financial Officer

Joseph B. Chesham
President, Ontario Region

Jean Laporte
President, Eastern Region

Darryl E. Levy
President, Midwest Region

Arnold J. Stephens
President, Western Canada

Donna McNicol
Vice President, Human Resources

Graeme H. McPhail
Vice President,
Associate General Counsel

OFFICES

Montreal – Head Office
1200 McGill College Avenue
Suite 800
Montreal, QC H3B 4G7
(514) 340-7400

Toronto – Executive Office
One Mount Pleasant Road
Toronto, ON M4Y 2Y5
(416) 935-1100

Halifax
Suite 905, 6080 Young Street
Halifax, NS B3K 5L2
(902) 453-1400

Vancouver
Rogers Tower
Suite 1600, 4710 Kingsway
Burnaby, BC V5H 4M5
(604) 431-1400

Calgary
Suite 300, 6815 8th Street N.E.
Calgary, AB T2E 7H7
(403) 730-2600

Winnipeg
Suite 1600, 330 Portage Avenue
Winnipeg, MB R3C 0C4
(204) 942-1400

FOR FURTHER INFORMATION

Canadian Transfer Agent
and Registrar:
Computershare Trust Company
of Canada
1-800-564-6253
caregistryinfo@computershare.com

United States Transfer Agent
and Registrar:
Computershare Trust Company, Inc.
1-800-564-6253
caregistryinfo@computershare.com

Institutional investors, security analysts and others who may want additional financial information can visit the Investor Relations section of the rogers.com Web site or contact:

Bruce M. Mann, CPA
Vice President, Investor Relations
(416) 935-3532
bruce.mann@rci.rogers.com

Eric A. Wright, CMA
Director, Investor Relations
(416) 935-3550
eric.wright@rci.rogers.com

For media inquiries, please contact:

Heather Armstrong,
Assistant Vice President,
Corporate Communications
(416) 935-6379
heather.armstrong@rci.rogers.com

AUDITORS

KPMG LLP

ANNUAL INFORMATION FORM (AIF)

A copy of the Rogers Wireless Communications Inc. AIF is available on SEDAR (www.sedar.com), the Investor Relations section of the rogers.com Web site or on request by writing to the Toronto executive office.

SHARE INFORMATION

The Class B Restricted Voting shares (CUSIP # 775315104) are listed in Canada on the Toronto Stock Exchange (TSX: RCM.B) and in the United States on the New York Stock Exchange (NYSE: RCN).

BOND INFORMATION

For information on the various outstanding debt issuances of Rogers Wireless, please visit the Investor Relations section of the rogers.com Web site.

CORPORATE GOVERNANCE

For information on the corporate governance structures, policies and practices of the Rogers companies, please visit the Corporate Governance section of the rogers.com Web site.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation and Reform Act of 1995 regarding the future performance of the Company that involve risks and uncertainties. All forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information. For a discussion of factors that may affect actual results, see the "Risks and Uncertainties" and "Cautionary Statement Regarding Forward-Looking Information" sections of the 2003 Management's Discussion and Analysis.

Interbrand Toronto Printed in Canada

ROGERS™ WIRELESS

more fun

more solutions

more value

more innovation

Your world, right now

www.rogers.com

ROGERS™
WIRELESS